UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of the Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

CONVENTIONS USED IN THIS REPORT

In this report, unless otherwise stated or unless the context otherwise requires, references to ‘‘we,’’ ‘‘us,’’ ‘‘our,’’ ‘‘the Company,’’ or ‘‘our company’’ are to Amira Nature Foods Ltd, a British Virgin Islands business company (“ANFI”), including its subsidiaries and their predecessors, and Amira Pure Foods Private Limited (“APFPL” or “Amira India”), and its subsidiaries, Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) Sdn. Bhd., Amira C Foods International DMCC, Amira G Foods Limited and Amira Ten Nigeria Limited. References to ‘‘Amira Mauritius’’ are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s direct wholly owned subsidiary.

In this report, references to “India” are to the Republic of India, references to the “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$,” “USD,” “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2013 and 2012 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal year” are to the calendar year ended December 31.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K (“Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, and uncertainties and other factors may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report is not intended to project our future performance. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. The forward-looking statements in this Report include, without limitation, statements relating to:

•	our goals and strategies;

•	our proposed expansion;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

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The forward-looking statements included in this Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which include, among other things:

•	we face significant competition from both Indian and international producers of Basmati and other rice and other food products;

•	we face risks associated with our international business;

•	we generally do not enter into long term or exclusive supply contracts with our customers or with our distributors;

•	we rely on our one processing and packaging facility and a limited number of third party processing facilities;

•	we rely on a few customers for a substantial part of our revenue;

•	our operations and growth may be affected by weather, disease, pests and over-farming of land;

•	our operations are highly regulated in the areas of food safety and protection of human health, and we may be subject to compliance costs and potential claims and regulatory actions;

•	our historical and future sales abroad to certain non-U.S. customers expose us to special risks associated with operating in particular countries;

•	we may require additional financing in the form of debt or equity to meet our working capital requirements;

•	we have incurred a substantial amount of debt, and if we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated; and

•	the Government of India has previously banned the export of certain of our products, and future changes in its regulation of our international sales may harm our business and financial performance.

These risks and uncertainties are not exhaustive. Other sections of this Report include additional factors which could significantly harm our business and financial performance. The forward-looking statements contained in this Report speak only as of the date of this Report or, if obtained from third party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Results of Operations and Financial Condition

Following this page are our unaudited consolidated financial statements as of September 30, 2013 and our financial results for the three and six months ended September 30, 2013 and 2012.

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INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	As at September 30, 2013 (Unaudited)	As at March 31, 2013
ASSETS
Non-current
Intangible assets	$687,721	$607,871
Property, plant and equipment	20,176,354	23,467,379
Other long-term assets	446,815	430,739
Total non-current assets	$21,310,890	$24,505,989

Current
Inventories	$165,721,767	$181,459,799
Trade receivables	69,539,435	66,792,434
Derivative financial instruments	-	1,260,512
Prepayments	14,397,890	8,386,856
Other current assets	11,327,101	10,856,050
Cash and cash equivalents	46,221,446	33,270,338
Total current assets	$307,207,639	$302,025,989
Total assets	$328,518,529	$326,531,978

EQUITY AND LIABILITIES
Equity
Share capital	$9,111	$9,111
Share premium	82,639,766	82,639,766
Share based compensation reserve	382,496	227,674
Reserve for available for sale financial assets	(34,188)	(21,561)
Currency translation reserve	(19,713,227)	(5,582,983)
Cash flow hedging reserve	(4,442,194)	258,647
Actuarial gain reserve	26,340	26,340
Restructuring reserve	9,398,927	9,398,927
Retained earnings	55,253,069	44,348,684
Equity attributable to Shareholders of the Company	$123,520,100	$131,304,605
Equity attributable to Non-Controlling Interest	10,456,384	12,328,130
Total Equity	133,976,484	143,632,735

Liabilities
Non-current liabilities
Employee benefit obligations	$223,077	$185,437
Debt	3,318,723	4,831,416
Deferred tax liabilities	7,757,791	8,527,874
Total non-current liabilities	$11,299,591	$13,544,727

Current liabilities
Trade payables	$22,057,765	$4,516,657
Debt	145,464,894	156,785,820
Current tax liabilities (net)	3,364,637	2,658,236
Derivative financial instruments	8,382,917	-
Other current liabilities	3,972,241	5,393,803
Total current liabilities	$183,242,454	$169,354,516
Total liabilities	$194,542,045	$182,899,243
Total equity and liabilities	$328,518,529	$326,531,978

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Income

	Six months ended		Three months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
Revenue	$218,296,338	$159,535,598	$108,011,250	$79,363,793
Other income	95,063	92,102	57,187	40,703
Cost of material	(181,941,294)	(128,146,010)	(92,069,372)	(91,367,217)
Change in inventory of finished goods	12,484,391	1,080,029	10,115,880	30,188,582
Employee expenses	(4,252,315)	(1,839,450)	(2,107,397)	(1,034,770)
Depreciation and amortization	(951,200)	(937,322)	(462,317)	(476,424)
Freight, forwarding and handling expenses	(9,861,688)	(5,684,149)	(3,320,673)	(2,959,869)
Other expenses	(6,457,078)	(5,039,588)	(3,035,481)	(2,127,274)
	$27,412,217	$19,061,210	$17,189,077	$11,627,524
Finance costs	(10,579,446)	(10,658,978)	(5,415,924)	(5,320,478)
Finance income	1,563,146	179,150	778,169	69,983
Other financial items	190,828	361,953	(3,567,810)	(1,907,463)
Profit before tax	$18,586,745	$8,943,335	$8,983,512	$4,469,566
Income tax expense	(4,960,365)	(2,366,989)	(2,703,828)	(1,165,074)

Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
Profit after tax attributable to:
Shareholders of the company	10,904,385	5,287,382	5,023,637	2,656,812
Non-controlling interest	2,721,995	1,288,964	1,256,047	647,680

Earnings per share
Basic and diluted earnings per share (Refer to Note 9)	$0.38	$0.18	$0.18	$0.09

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	Six months ended		Three months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
Other comprehensive income
Items to be reclassified to income statement in subsequent period
Available for sale financial assets
-Current period gain/(loss)	(23,793)	(11,785)	(52,389)	2,500
-Income tax	8,087	3,824	17,807	(811)
Cash flow hedging reserve
-Current period gain/(loss)	(11,066,017)	(2,450,694)	(3,082,425)	7,773,710
-Reclassification to income statement	2,208,545	1,732,009	2,722,317	1,732,009
-Income tax	3,010,655	233,177	122,401	(3,084,130)
Exchange differences on translation of foreign operations	$(17,574,930)	$(741,929)	$(6,250,496)	$2,151,500
Other comprehensive loss for the period, net of tax	$(23,437,453)	$(1,235,398)	$(6,522,785)	$8,574,778
Total comprehensive loss for the period	$(9,811,073)	$5,340,948	$(243,101)	$11,879,270

Total comprehensive loss for the period attributable to:
Shareholders of the Company	(7,939,327)	4,294,122	(220,682)	9,550,933
Non-controlling interest	(1,871,746)	1,046,826	(22,419)	2,328,337

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity
(Unaudited)

	Share capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Actuarial gain/(loss) Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity
Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569
Profit after tax	—	—	—	—	—	—	—	—	5,287,382	$5,287,382	1,288,964	$6,576,346
Other comprehensive income /(loss) for the period	—	—	—	(6,401)	(596,511)	(390,348)	—	—	—	$(993,260)	(242,138)	$(1,235,398)
Total comprehensive income/(loss) for the period	$—	$—	$—	$(6,401)	$(596,511)	$(390,348)	$—	$—	$5,287,382	$4,294,122	$1,046,826	$5,340,948
Balance as at September 30, 2012	$100	$—	$—	$(31,897)	$(2,541,958)	$(390,348)	$9,954	$9,398,927	$34,579,757	$41,024,535	$10,000,982	$51,025,517

Balance as at April 1, 2013	$9,111	$82,639,766	$227,674	$(21,561)	$(5,582,983)	$258,647	$26,340	$9,398,927	$44,348,684	$131,304,605	$12,328,130	$143,632,735
Share based compensation	—	—	154,822	—	—	—	—	—	—	$154,822	—	$154,822
Transaction with owners	$—	$—	$154,822	$—	$—	$—	$—	$—	$—	$154,822	$—	$154,822
Profit after tax	—	—	—	—	—	—	—	—	10,904,385	$10,904,385	2,721,995	$13,626,380
Other comprehensive income /(loss) for the period	—	—	—	(12,627)	(14,130,244)	(4,700,841)	—	—	—	$(18,843,712)	(4,593,741)	$(23,437,453)
Total comprehensive income/(loss) for the period	$—	$—	$—	$(12,627)	$(14,130,244)	$(4,700,841)	$—	$—	$10,904,385	$(7,939,327)	$(1,871,746)	$(9,811,073)
Balance as at September 30, 2013	$9,111	$82,639,766	$382,496	$(34,188)	$(19,713,227)	$(4,442,194)	$26,340	$9,398,927	$55,253,069	$123,520,100	$10,456,384	$133,976,484

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	Six months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax	$18,586,745	$8,943,335
Adjustments for non-cash items	(2,295,894)	141,483
Adjustments for non-operating expenses	7,885,594	8,516,398
Changes in operating assets and liabilities	(5,119,573)	(34,027,228)
	$19,056,872	$(16,426,012)
Income Taxes paid	(547,045)	(327,489)
Net cash generated from/(used in) operating activities	$18,509,827	$(16,753,501)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(781,245)	$(638,403)
Purchase of intangible assets	(212,448)	(106,149)
Proceeds from sale of property, plant and equipment	5,333	(350)
Interest income	404,795	179,150
Net cash generated from/(used in) investing activities	$(583,565)	$(565,752)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from short term debt	$8,711,547	$23,202,954
Proceeds from long term debt	32,442	-
Repayment of long term debt	(952,320)	(963,036)
Interest paid	(8,906,972)	(8,695,198)
Net cash (used in)/ generated from financing activities	$(1,115,303)	$13,544,720

(D) Effect of change in exchange rate on cash and cash equivalents	(3,859,851)	(308,955)
Net decrease in cash and cash equivalents (A+B+C+D)	$12,951,108	$(4,083,488)
Cash and cash equivalents at the beginning of the period	33,270,338	8,368,256
Cash and cash equivalents at the end of the period	$46,221,446	$4,284,768

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Notes to the unaudited condensed interim consolidated financial statements

1.	Nature of operations

Amira Nature Foods Limited (‘‘ANFI’’ or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or ‘‘the Group’’) are engaged primarily in the business of processing and selling packaged Indian specialty rice, primarily Basmati rice and other food products. The Group sells goods to international buyers (located in Asia Pacific, Europe, Middle East, North Africa and North America) and distributors and retail chains in India. The Group’s rice processing plant is located in Gurgaon, India.

ANFI was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The principal office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates.

2.	Restructuring

ANFI was formed to act as holding company of the Group and to make a public offering of its shares in the United States of America (“USA”). On October 15, 2012 ANFI completed its initial public offering (“IPO”) in the USA. Immediately thereafter, the Company through its wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“ANFI Mauritius”), subscribed for 53,102,500 equity shares of Amira Pure Foods Private Limited (“APFPL”), representing 80.4% of its outstanding shares on October 16, 2012, pursuant to a subscription agreement dated September 27, 2012, as amended subsequently through an amendment agreement dated October 10, 2012. The balance of 19.6% in APFPL represents Non-controlling interest (“NCI”).

Considering that ANFI and APFPL were under common control prior to effectiveness of the combination, the above mentioned restructuring has been accounted for using the “Pooling of interest method”. As per the pooling of interest method, assets and liabilities of the entities have been recorded at their carrying values and periods presented have been restated as if the share subscription had been entered into as of April 1, 2010.

3.	Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by IASB. The consolidated financial statements are presented in U.S. Dollars. They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2013. The condensed interim consolidated financial statements have been prepared on a going concern basis.

The accounting policies applied are consistent with the policies that were applied for the preparation of the condensed interim consolidated financial statements for the year ended March 31, 2013, except for the adoption of new standards and amendments effective for the Company with effect from April 1, 2013.

New standards/amendments adopted

The condensed interim consolidated financial statements have been prepared by applying the following new standards and amendments. The nature and impact of each new standard/amendment is described below:

i.	IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

IFRS 10 does not have any impact on Company's condensed interim consolidated financial statements.

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ii.	IFRS 12 “Disclosure of Interest in Other Entities”

“Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off -balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

Further, in June 2012, IASB published “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period.

The foregoing amendment does not have any impact on Company’s condensed interim consolidated financial statements as none of these disclosures are applicable. Accordingly, the Company is not required to make such disclosures in its condensed interim consolidated financial statements.

iii.	IAS 1 “Presentation of Financial Statements” (“IAS 1 (Amended)”)

The IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1(Amended)”) in June 2011. Amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The aforesaid amendment has been adopted with necessary changes in the presentation of Condensed Consolidated Statements of Comprehensive Income.

iv.	IFRS 7 “Financial Instruments: Disclosures”

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing an amendment to IAS 32 “Financial Instruments: Presentation” (“IAS 32”) and IFRS 7 “Financial Instruments: Disclosure” (“IFRS 7”).

The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosure requirements are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The Company has evaluated that the above amendment will not have any impact on the Company’s condensed interim consolidated financial statements.

v.	IFRS 13 “Fair Value Measurement”

On April 1, 2013, the Company adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement.

The application of IFRS 13 has not impacted the fair value measurements carried out by the Company’s in its condensed interim consolidated financial statements.

The Company has provided the disclosures as required by IFRS 13 in the note “Fair value hierarchy” of these condensed interim consolidated financial statements.

vi.	Amendments to IAS 19 “Employee Benefits”

IAS 19 includes amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in other comprehensive income (“OCI”) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized.

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The Company has already accounted for defined benefit plans as per the amended IAS19 even before the mandatory date of applicability of the foregoing amendment.

New accounting pronouncements not yet applicable to the Company:

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2014 or later periods which have not been adopted for the preparation of financial statements. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

IFRS 9R is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its condensed interim consolidated financial statements.

ii.	The IASB amended IAS 32 to clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement”. The amendment clarifies that in order to result in an offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy. The amendments also clarify that the determination of whether the rights meet the legally enforceable criteria will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

The Company is currently evaluating the requirements of the above amendment to IAS 32 and do not believe that the adoption of these standards will have a material effect on its condensed interim consolidated financial statements.

iii.	In May 2013, the IASB issued an amendment to IAS 36 “Impairment of Assets” to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. This Amendment is effective for annual periods on or after January 1, 2014.

The Company is currently evaluating the requirements of the above amendment and does not believe that the adoption of this amendment will have a material effect on its condensed interim consolidated financial statements.

iv.	In May 2013, the IASB issued an Interpretation IFRIC 21 Levies. This Interpretation addresses the accounting for liability to pay a levy if that liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain. This interpretation is effective from January 1, 2014.

The Company is currently evaluating the requirements of the above interpretation and does not believe that the adoption of this interpretation will have a material effect on its condensed interim consolidated financial statements.

v.	In June 2013, the IASB issued an amendment to IAS 39 “Financial Instruments: Recognition and Measurement”, which clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agreement agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. This Amendment is effective for annual period on or after January 1, 2014.

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The Company is currently evaluating the requirements of the above amendment and does not believe that the adoption of this amendment will have a material effect on its condensed interim consolidated financial statements.

4.	Contingent liabilities

	September 30, 2013*	March 31, 2013
Market fees(a)	73,909	85,530
Income tax case(b)	538,810	623,529
Total	$612,719	$709,059

* The change in figures from March 31, 2013 to September 30, 2013 presented above is due to the change in exchange rates.

(a) Represents market fees demand raised by Haryana State Agricultural Marketing Board (“HSAMB”) in respect of certain paddy purchases. From this amount, the Company has paid $39,046 (INR2,324,195) under protest and the case is pending with local authorities.

(b) Represents tax litigations with the Income Tax Department of India in respect of various years pending before the Income Tax Appellate Tribunal ("Tribunal") and the High Court of Delhi. The Group has been contesting these demands and has received favorable orders in the majority of cases from the Tribunal, which have been contested by the Income Tax Department in the High Court of Delhi.

(1) In addition to the foregoing matters, on November 23, 2010, APFPL along with its directors and certain key officials were subjected to search/ survey proceedings by the income tax department in India. During the course of these proceedings, the income tax department took custody of certain records and documents of APFPL. Subsequently, APFPL received notices asking management to submit an income tax statement for the period beginning from April 1, 2004 to March 31, 2012. APFPL has submitted the requested details in due course and has not received any further request for information to date. On March 5, 2013, APFPL with the intention of expediting the settlement of the case, filed an application with the Income Tax Settlement Commission (“ITSC”) and has offered an income of $329,360 (INR17,900,000) on which tax amounting to $188,784 (INR10,260,000) has been paid. ITSC has accepted the application and is assessing the case. Management believes that further liability is unlikely to arise as a result of these proceedings.

(2) During the year ended March 31, 2013, goods temporarily stored in Subic, a free trade zone located in the Republic of Philippines, were subject to a seizure and forfeiture process decision by the Collector of Customs, Port of Subic, against a “locator” (customs broker) engaged by the Company to unload and warehouse the cargo. The Company, as an intervener, or legal owner of the goods, has appealed this decision with the Commissioner of Customs (“COC”) of the Republic of the Philippines, seeking reversal of the decision, which appeal was denied on October 3, 2012. On October 16, 2012, the Company filed a Petition for review with the Court of Tax Appeals challenging the correctness of the decision of COC as being contrary to the law. The case is currently in the pre-trial stage. On October 17, 2012, a public auction was conducted by the Bureau of Customs (‘‘BOC’’) and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million Pesos (equivalent to approximately $11.66 million). Based on representations of legal counsel for the COC, the full bid amount has been remitted to the COC and that the amount has been deposited in escrow to be released to the party who will prevail in this case. Based on the advice provided by its attorneys, the Company believes that the likelihood of any liability to the Company is not probable. Accordingly, no provision has been created for this matter. These goods, currently undergoing the above process, were sold on June 27, 2012 for $11,445,000 to a related party.

With respect to these contingent liabilities, the Company does not expect any reimbursement from any third party.

5.	Financial instruments

The fair value of financial assets and financial liabilities in each category is as follows:

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	September 30, 2013	March 31, 2013
Financial assets
Non-current assets
Loans and receivables
Long term financial assets	$446,815	$430,739
Current assets
Loans and receivables
Trade receivables	69,539,435	66,792,434
Other current assets	10,023,135	9,654,274
Cash and cash equivalents	46,221,446	33,270,338
Fair value through profit or loss
Derivative financial instruments	-	1,260,512
Available for sale financial assets
Investment in listed securities and mutual funds	325,798	242,066
Total	$126,556,629	$111,650,363

Financial liabilities
Non-current liabilities
Debt	3,318,723	4,831,416
Current liabilities
Financial liabilities measured at amortized cost:
Trade payables	22,057,765	4,516,657
Other current liabilities	2,657,332	2,836,251
Debt	145,464,894	156,785,820
Fair value through profit or loss
Derivative financial instruments	8,382,917	-
Total	$181,881,631	$168,970,144

Financial assets that are neither past due nor impaired include cash and cash equivalents, term deposits, portion of trade receivables, investment in listed securities and mutual funds and other current assets.

The fair value of cash and cash equivalents, trade receivables, trade payables, current financial liabilities and debt approximate their carrying amount largely due to the short term nature of these instruments.

Investments in liquid and short term mutual funds units and listed shares, which are classified as available-for-sale, derivative financial instruments, recorded at fair value through other comprehensive income/(loss), are recorded at their respective fair values on the reporting dates.

Non-current debt largely comprises term loans from banks which carry floating interest rates. Therefore, the fair value of these term loans approximates their carrying values. Outstanding values of other non-current debt are not material and therefore, management has not assessed their fair values. Similarly, carrying values of non-current term deposits are not significant and management has not assessed their fair values.

6.	Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

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The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
September 30, 2013	Total	Level 1	Level 2

Assets
Available for sale financial assets
Mutual funds in units	$270,882	$270,882	$-
Listed securities	54,916	54,916	-
Liabilities
Derivative instruments
Forward contracts	8,382,917	-	8,382,917

		Fair value measurements at reporting date using
March 31, 2013	Total	Level 1	Level 2

Assets
Derivative instruments
Forward contracts	$1,260,512	$-	$1,260,512
Available for sale financial assets
Mutual funds in units	183,212	183,212	-
Listed securities	58,854	58,854	-

Derivative instruments classified in Level 2 above, are valued by the management using Reserve Bank of India's reference rate and inter-bank forward premiums applicable on the date of respective statement of financial position. Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.

7.	Related party transactions

The Group’s related parties include key management personnel (“KMP”) and enterprises over which KMP are able to exercise significant influence.

7.1	Transactions with KMP

	Six months ended		Three months ended
Transactions during the period*	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Salaries including bonuses (Short term employee benefits)	$297,600	$223,670	$148,800	$111,835
Share based payment expense	126,572	-	56,642	-
Rent expense	2,148	2,306	1,014	933
Loan received	-	86,010	-	-
Loan repaid	4,432	124,559	-	21,022
Interest paid	60,231	70,565	28,216	35,576

* Transactions for the period are translated into reporting currency using the average exchange rate for the applicable period.

Outstanding Balances**	September 30, 2013	March 31, 2013
Salary and Bonus payable	$99,600	$471,000
Loan payable	1,066,645	1,180,410
Rent payable	2,003	4,637

** Outstanding balances are translated into reporting currency using the closing exchange rate as on the reporting date.

All of the above payables are short term and carry no collateral. Loan payable outstanding as at September 30, 2013 and March 31, 2013 carry an interest rate of 11% per annum, compounding on daily basis.

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KMP has given personal guarantees to banks for term loans and working capital debts obtained by APFPL amounting to $181,158,921 and $182,459,131 as at September 30, 2013 and March 31, 2013, respectively.

Further, the Group has granted 360,257 share options to a KMP pursuant to the 2012 Omnibus Securities and Incentive Plan during the year ended March 31, 2013 and out of which 82,559 options vested at the end of September 30, 2013.

7.2	Transactions with enterprises over which KMP are able to exercise control/significant influence

	Six months ended		Three months ended
Transactions during the period*	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Sales of goods(1)	$-	$17,530,409	$-	$-
Advances made	-	243	-	145

* Transactions for the period are translated into reporting currency using the average exchange rate for the applicable period.

Outstanding balances**	September 30, 2013	March 31, 2013
Trade payable	$-	$56
Advances receivable	154,268	160,738

** Outstanding balances are translated into reporting currency using the closing exchange rate as on the reporting date.

(1)	Sale of goods includes a sale in the quarter ended June 30, 2012, amounting to $11,445,000 of goods which were subject to customs proceedings at the Philippines (Refer to Note 4). The Company had entered into an arrangement that effectively transferred all risks and rewards related to the goods under Philippines law without any recourse or further obligations, other than to make best efforts to assist the purchaser in any regulatory clearance, cost of which is to be borne by the purchaser.

8.	Share Capital

ANFI was incorporated on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000.

Shares issued and authorized are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Fresh shares issued during the year ended March 31, 2013	9,000,000
Shares issued under share based payment plan	11,000
Total Shares issued and fully paid:	28,671,000
Shares Issuable Pursuant to exchange agreement*	7,005,434
Shares authorized for share based payment (Net of shares already issued to directors in the period)	3,951,826

* Represents ordinary shares issuable pursuant to an exchange agreement with the Non-Controlling Interest (NCI) shareholders in APFPL, under which these NCI shareholders will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of equity shares in APFPL for ordinary shares of ANFI.

9.	Earnings per Share

As explained in note 2, the Company has accounted for this combination using the pooling of interests method and accordingly, financial information of ANFI includes assets, liabilities, revenues and expenses of APFPL at their respective carrying values as if combination was completed at the beginning of the first period presented. This combination gives rise to a 19.6% non-controlling interest (NCI) in APFPL. Earnings per share has been calculated using outstanding shares of ANFI which are reflected in the table below.

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	Six months ended		Three months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
- Profit attributable to Shareholders of the Company	10,904,385	5,287,382	5,023,637	2,656,812
- Profit attributable to non-controlling interest	2,721,995	1,288,964	1,256,047	647,680
Weighted average number of shares for calculation of basic and diluted earnings per share	28,662,458	28,660,000	28,662,913	28,660,000
Basic and diluted earnings per share	$0.38	$0.18	$0.18	$0.09

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre- determined share swap ratio. The swap ratio is reflective of fair values of the shares and therefore, the option is not considered as dilutive.

The effect of 360,257 share options granted to an employee and issue of 5,500 restricted stock awards (unvested portion) granted to each of its two independent directors is anti-dilutive for the period ended September 30, 2013 and has not been considered in the computation of the diluted earnings per share.

10.	Current liabilities – Debt

	September 30, 2013	March 31, 2013
Working capital debt	$142,660,397	$153,585,290
Debt from a related party	1,066,645	1,180,410
	$143,727,042	$154,765,700
Add: Current portion of long term debt	1,737,852	2,020,120
Total	$145,464,894	$156,785,820

Working capital debt represents credit limits from banks with renewal periods not exceeding one year. The Group’s property, plant and equipment and current assets have been hypothecated as collateral to secure repayment of this debt. These secured revolving credit facilities carry floating rates of interest.

Debt from a related party comprises debt taken from a director of the Company that is payable on demand and carries a fixed rate of interest of 11% per annum, compounded daily.

The weighted average interest rates for each of the reporting periods for working capital debt and debt from related party are as follows:

	September 30, 2013	March 31, 2013
Working capital debt	10.40%	11.39%
Debt from a related party	11.60%	11.60%

11.	No inventory write-downs or reversals are recognized during the three and six months ended September 30, 2013 and 2012.

12.	Authorization of financial statements

These condensed interim consolidated financial statements for the three and six months ended September 30, 2013 and 2012 were approved and authorized for issue by the Board of Directors on November 10, 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report. We urge you to carefully review and consider the various disclosures made by us in this Report and in our other SEC filings, including our Annual Report on Form 20-F for the year ended March 31, 2013 (the “Annual Report”). Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand as well as under other third party brands. Our fourth generation leadership has leveraged nearly a century of experience to take the Amira brand global in recent years. We recently launched new lines of Amira branded products such as ready-to-eat snacks to complement our packaged rice offerings and we also do institutional sales to large international and regional trading firms.

We sell our products, primarily in emerging markets, through a broad distribution network. We launched our flagship Amira brand in 2008 and now sell our branded products in more than 25 countries. In emerging markets, our customer channels include traditional retail, which we define as small, privately-owned independent stores, typically at a single location, and modern trade retailers, which we define as large supermarkets typically in a mall or on a commercial street and usually part of a chain of stores. Since 2010, Amira India has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffeSpA and Intralinks. In 2010, 2011 and 2012, Inc. India, a leading Indian business magazine, identified Amira India as one of India’s fastest growing mid-sized companies. In April 2013, Bharti Wal-Mart awarded us Best Partner in the “Staples” category for 2012.

Revenue for the three months ended September 30, 2013 was $108.0 million, with sales of Amira branded and third party branded products contributing 71.6% of our revenue and institutional sales contributing 28.4% of our revenue. Revenue for the six months ended September 30, 2013 was $218.3 million, with sales of Amira branded and third party branded products contributing 83.9% of our revenue and institutional sales contributing 16.1% of our revenue.

Our Indian business consists primarily of sales under the Amira brand name. We believe that we have a pan-Indian presence and reach our customers through 184 distributors that sell our products to both traditional and modern retailers, as well as foodservice customers. Our international business primarily consists of the sale of Amira branded, third party branded and institutional products in more than 40 countries worldwide. We access these international markets through a combination of regional offices, in-country distribution and global retailer relationships. Our international markets consist primarily of high-growth emerging markets.

As of September 30, 2013, we had 176 employees working exclusively in sales, marketing and distribution. We divide these personnel across different geographic regions in India and the rest of the world. 153 of them are focused on sales and marketing to the Indian market, and 23 of them are focused on sales and marketing internationally. We have opened four company managed distribution centers and are currently working on one new site for our direct distribution centers in India. We target having company-managed distribution centers in 11 additional major cities in India over the next 27 months, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

We believe we have strong relationships with a network of large distributors. As of September 30, 2013, we had 184 distributors across India and 23 international distributors. In order to further increase our Indian and international revenue, particularly for our branded products in India, we have recently entered into arrangements with leading retail chains for the distribution of our Amira branded products, including Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, and Carrefour, Costco, Jetro, Restaurant Depot, Lulu’s and Smart & Final globally. In Q1 FY 2014 we launched our Amira branded products in the United Kingdom (“UK”). This marks our first sales into the UK market with five products across over 2,230 retail distribution points, including Morrisons Supermarket, which represents one of the leading supermarket chains operating in the UK with over 500 stores, as well as certain foodservice customers and a Michelin star restaurant. We sell our third party branded products to many large international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE and SGS International Rice Co. Inc., who market them under their own brand through their own distribution networks.

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Corporate Structure

General

ANFI was incorporated in 2012 as a BVI business company and currently has limited operations of its own. Since the completion of our initial public offering (“IPO”) on October 15, 2012 all our operations are conducted through Amira India and its subsidiaries, which we control through our wholly owned subsidiary, Amira Mauritius.

As of the date of this Report, 17.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. Together with Mr. Karan A. Chanana’s ownership of 68.7% of ANFI, this gives them an effective economic interest of 72.5% of ANFI. On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be effected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described above. Following such purchase, Mr. Karan A Chanana and his affiliates will own 19.6% of the equity shares of Amira India directly and will be the only shareholders of Amira India other than Amira Mauritius, which, together with Mr. Karan A. Chanana’s ownership of 68.7% of the ordinary shares of ANFI, will give them an effective economic interest in Amira India of 74.9%. As a result, an investor’s ownership of our ordinary shares represents a smaller corresponding indirect ownership of Amira India equity shares.

In connection with the IPO, ANFI’s wholly-owned subsidiary Amira Mauritius purchased a new issue of 53,102,500 equity shares of Amira India, representing 80.4% of Amira India’s outstanding equity shares. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, Amira Mauritius controls but does not wholly own Amira India. This purchase by Amira Mauritius was funded with substantially all of the net proceeds of the IPO (other than approximately $4 million retained by ANFI to fund its future operating expenses) and occurred just after the completion of the IPO. The actual number of equity shares that Amira Mauritius purchased equaled such net proceeds divided by the per share value of such shares, or $1.45, as determined using the discounted free cash flow method in accordance with the Reserve Bank of India’s then-current pricing guidelines for issuance of shares to persons resident outside India (the “RBI Price”). Amira India plans to use approximately $25 million of the funds it received from this sale of shares to fund the development of a new processing facility. As of the date of this Report, Amira India has utilized approximately $52 million out of the funds to repay outstanding indebtedness and the balance of $25 million is held in short term interest bearing fixed deposits with banks. By structuring the transfer of substantially all of the economic interests and control of Amira India as a new issue of its shares, no existing holders of Amira India equity shares received any portion of the net proceeds of the IPO, so we have been able to use all of these proceeds for our business.

Governance of Amira Mauritius and Amira India

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the board of directors of Amira Mauritius shall be elected by shareholders of Amira Mauritius holding a majority of its equity shares at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the board of directors of Amira Mauritius consists of Karan A. Chanana, Sattar Hajee Abdoula and Yuvraj Thacoor. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India are elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Amira Mauritius owns more than a majority of the equity shares of Amira India and the board of directors of Amira India consists of Karan A. Chanana, Anita Daing, Anil Gupta, Shyam Poddar (who has no familial relation to Ashish Poddar, our Chief Financial Officer) and Rahul Sood.

Exchange Agreement and Right of First Refusal

We have also entered into an exchange agreement, under which the shareholders of Amira India prior to the Amira Mauritius subscription (“the India Shareholders”), have the right, subject to the terms of the exchange agreement, to exchange all or a portion of their Amira India equity shares for, at our option, (1) ANFI ordinary shares at an exchange ratio of 1.85 Amira India equity shares for one ANFI ordinary share, or (2) cash per Amira India equity share in an amount equal to the product of the exchange ratio and the volume weighted average price per share on the exchange upon which ANFI ordinary shares are listed for the 15 trading days preceding the delivery of the notice of exchange, on the last day of each fiscal quarter. The exchange ratio is subject to adjustment by the Board of Directors of ANFI upon an India Shareholder’s exercise of such right to exchange in order that the exchange ratio accurately represents the ratio of the fair market value of Amira India and all of its subsidiaries as compared to the fair market value of ANFI and its subsidiaries. The purpose of the exchange agreement is to provide the terms upon which Amira India equity shares may eventually be converted into ordinary shares of ANFI at the option of the India Shareholders and to give us the flexibility to convert these Amira India equity shares into ANFI ordinary shares prior to or upon a change of control in order to increase the returns of our shareholders in the change of control.

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In addition, in connection with a change of control, we will have the right to exchange all Amira India equity shares held by the India Shareholders for, at our option: (1) ANFI ordinary shares at the exchange ratio of 1.85 Amira India equity shares for one ANFI ordinary share, or (2) cash per Amira India equity share in an amount equal to the product of the exchange ratio and the per share consideration that the holders of ANFI ordinary shares are entitled to receive in the change of control transaction. An exchange in connection with a change in control will only be effective if the applicable change in control is consummated. As defined in the exchange agreement, a “change of control” refers to any:

•	merger, consolidation or other business combination of ANFI, Amira Mauritius Amira India or any of ANFI’s subsidiaries that, individually or as a group, represent all or substantially all of the consolidated business of ANFI or Amira India at that time, or any of their successors or other entities that own or hold substantially all the assets of ANFI, Amira Mauritius or Amira India and their respective subsidiaries (the “Amira Business”) that results in the shareholders or other equity holders of ANFI, Amira Mauritius, Amira India or the Amira Business, as the case may be, holding, directly or indirectly, less than fifty percent (50%) of the voting power of ANFI, Amira Mauritius, Amira India or the Amira Business, as applicable,

•	any transfer, in one or a series of related transactions, of (1) with respect to ANFI or any successor or other entity owning or holding substantially all the assets of ANFI, ordinary shares (or other equity interests) representing of 50% or more of the voting power of ANFI, or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (2) with respect to Amira Mauritius or any successor or other entity owning or holding substantially all the assets of Amira Mauritius, equity interests representing 50% or more of the voting power of Amira Mauritius or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (3) with respect to Amira India or any successor or other entity owning or holding substantially all of the assets of Amira India, equity shares representing 50% or more of the voting power of Amira India or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), other than the issuance of equity shares of Amira India to Amira Mauritius in accordance with the terms of the subscription agreement, or (4) with respect to the Amira Business, equity shares representing 50% or more of the voting power of the entities constituting the Amira Business, to a person or group (other than ANFI or any of its controlled subsidiaries), or

•	the sale or other disposition, in one or a series of related transactions, of all or substantially all of the assets of ANFI, Amira Mauritius, Amira India or the Amira Business.

Pursuant to the exchange agreement, ANFI, Amira Mauritius and Amira India have agreed that within 30 days after the date that the Board of Directors of ANFI has either authorized a corporate action to effect a change of 5% or greater in the ratio of the fair market value of Amira India and all of its subsidiaries as compared to the fair market value of ANFI and its subsidiaries, or determined that such a material change has occurred, the Board of Directors of ANFI will in good faith adjust the exchange ratio, determine the date when the adjusted exchange ratio will apply, and provide written notice of the material change and adjustment to the exchange ratio to the India Shareholders.

Any exchange of shares under the exchange agreement will be subject to all necessary approvals, including receipt of prior approval of Indian regulatory authorities. Further, any acquisition of Amira India’s equity shares by ANFI or Amira Mauritius from the India Shareholders, by exchange or in cash, must comply with applicable pricing guidelines issued by the Reserve Bank of India from time to time, and under current regulations, cannot be at a price lower than the RBI Price.

The exchange agreement also provides ANFI and Amira Mauritius a right of first refusal to purchase equity shares of Amira India that an India Shareholder (including Mr. Karan A. Chanana and his affiliates) proposes to transfer to any person, at the same price and on the same terms and conditions as those offered to the proposed transferee, subject to customary exceptions (including for estate planning purposes).

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Our Organizational Structure

The diagram below illustrates our corporate structure as of September 30, 2013, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the exchange agreement.

(1) The directors of ANFI are Karan A. Chanana, Bimal Kishore Raizada, Sanjay Chanana, Neal Cravens and Shiv Surinder Kumar. The officers of ANFI are Mr. Karan A Chanana, Chief Executive Officer, Ashish Poddar, Chief Financial Officer, and Sanjay Chanana, Secretary.

Mr. Daniel I. Malina resigned from board of directors of the Company on September 30, 2013 and the Board accepted his resignation on October 7, 2013 with immediate effect. Mr. Malina had served as a member of the Board since October 2012. Mr. Malina had also served as a member of the Audit, Compensation and Corporate Governance and Nominating committees of the Board.

(2) The directors of Amira India are Karan A. Chanana, Anita Daing, Anil Gupta, Rahul Sood and Shyam Poddar. The officers of Amira India are Mr. Karan A. Chanana, Chairman, Protik Guha, Chief Executive Officer, and Ashish Poddar, Chief Financial Officer. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India will be elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. As a result of the IPO and the concurrent share subscription, a majority of the equity shares of Amira India are owned by Amira Mauritius, such that ANFI, as the sole shareholder of Amira Mauritius, has the ability to elect all of the directors of Amira India.

(3) Assumes the completion of the purchase by Karan A. Chanana of 1,500,000 equity shares of Amira India.

(4) Includes 27,000 equity shares purchased by Karan A. Chanana in secondary market transactions in the first quarter of fiscal 2014.

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We own 80.4% of Amira India and have consolidated its financial results in the financial statements included in this Report. As a result, the remaining approximately 19.6% of Amira India that is not indirectly owned by ANFI has been reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI has been reduced by a corresponding percentage.

Financial Operations Overview

Revenue

We derive our revenue primarily from the sale of Amira branded and third party branded products and institutional sales to our customers in both Indian and international markets. The revenue is presented net of product returns, if any, made by customers.

Our revenue grew by $28.6 million or 36.1% and $58.8 million or 36.8% in the three and six months ended September 30, 2013 as compared to the three and six months ended September 30, 2012, respectively. Revenue from both our Amira branded products and our third party branded products contributed an aggregate of 71.6% and 83.9% to our revenue in the three and six months ended September 30, 2013, respectively. Institutional sales contributed 28.4% and 16.1% of our revenue in the three and six months ended September 30, 2013, respectively. We expect to continue benefiting from the significant growth in demand for Basmati and other specialty rice, which we believe will outpace the growth of the overall global rice industry and resulting margins.

Finance income

Finance income primarily consists of interest received on collateral deposits made by us to obtain letters of credit and other non-cash instruments.

Other financial items

Other financial items, which primarily consist of our gain or loss due to foreign exchange fluctuations, or fluctuations in the value of the Rupee, in which we maintain our accounts, and the U.S. dollar, in which a portion of our revenue is denominated or other currencies in which our indebtedness is incurred. Other financial items also include gain or loss on forward contracts settled during the year and to the extent hedges are not effective, mark-to-market gain or loss on open forward contracts as of the reporting date. We expect that income from these items will continue to contribute an insignificant percentage of our revenue in the near future.

We have designated certain derivative instruments as hedging instruments in a cash flow hedge relationship. All derivative financial instruments used for hedge accounting are recognized and measured at fair value. Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, a component of equity to the extent that the hedges are effective. To the extent that the hedge is ineffective, changes in fair values are recognized in the consolidated income statement and reported in “Other Financial Items.” The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated income statement upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated income statement. Previously such derivative financial instruments were not designated as effective hedges, and all changes in instruments’ fair value that were reported in the consolidated income statement were included in “Other Financial Items.”

Other income

Other income primarily consists of income from export benefit (duty entitlement) in accordance with the Indian customs rules for being an exporter and insurance claims received by us under the various policies taken against the loss of stock of Basmati paddy and rice.

Expenditures

Our expenditures consist of:

•	cost of material including change in inventory of finished goods,

•	employee expenses,

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•	freight, forwarding and handling expenses,

•	other expenses,

•	depreciation and amortization expenses, and

•	finance costs.

Cost of material including change in inventory of finished goods

Cost of material consists of cost of raw materials, i.e. paddy, semi-processed rice and other products, other expenses used in processing our products, certain direct expenses to bring inventory to its present location, and related taxes net of tax credit available, if any. Cost of material also includes cost of finished goods consumed during the period by adjusting for any increase or decrease in our finished goods inventory. In the three and six months ended September 30, 2013, cost of material represented 75.9% and 77.6%, respectively, of our revenue.

The price of Basmati paddy procured by us depends on the variety of Basmati paddy we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati paddy also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing Indian and international demand, particularly during the paddy harvesting season. We also procure aged rice typically after the paddy procurement season is over based on our requirements from time to time, which we then further process, polish, sort and grade before selling it to our customers.

Employee expenses

Employee expenses primarily consist of:

•	wages and salaries of our employees,

•	defined benefit plans, accrued vacation, severance payments and bonuses,

•	employee welfare expenses, and

•	contributions to pension plans.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses primarily consists of ocean freight, inland freight, customs clearing and freight forwarding, material handling and demurrage.

Other expenses

Other expenses are comprised primarily of expenses of our sales and marketing operations and field location administrative costs which include:

•	Export Credit Guarantee Corporation, or ECGC, premiums, which we pay in India to insure against payment defaults by buyers of our exported products,

•	product insurance,

•	traveling,

•	rent,

•	power and fuel expenses,

•	corporate headquarters expenses related to our executive, general management, finance, accounting and administrative functions,

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•	legal fees, and

•	other functions.

These costs are based on our volume of business and expenses incurred to support corporate activities and initiatives such as training. We plan to expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company.

Depreciation and amortization

Depreciation consists primarily of depreciation expense recorded on property, plant and machinery, generator and boilers, storage equipment, office furniture, fixtures, electrical panels and fittings, quality control and laboratory equipment and motor vehicles. Amortization expense consists primarily of amortization recorded on intangible assets, such as trademarks and software licenses.

Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by management. Depreciation is computed using the straight line method of depreciation.

Finance costs

Finance costs consist primarily of interest expense (borrowing costs) accrued on short term and long term loans taken from our lenders to fund working capital, bank charges and other interest paid to artiyas for credit they extend when we purchase paddy.

Results of Operations

On October 15, 2012 we completed the IPO of our ordinary shares. On October 16, 2012, we subscribed through our wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“Amira Mauritius”) for 53,102,500 equity shares of Amira Pure Foods Private Limited (“Amira India”), representing 80.4% of the outstanding shares of Amira India pursuant to a subscription agreement dated September 27, 2012, as subsequently amended on October 10, 2012.

We accounted for this combination using the “pooling of interest method,” and accordingly, our financial statements included in this Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been presented as if the share subscription took place as of April 1, 2011.

Our results of operations for the three and six months ended September 30, 2013 and 2012, respectively, were as follows:

	Six months ended		Three months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
Revenue	$218,296,338	$159,535,598	$108,011,250	$79,363,793
Other income	95,063	92,102	57,187	40,703
Cost of material	(181,941,294)	(128,146,010)	(92,069,372)	(91,367,217)
Change in inventory of finished goods	12,484,391	1,080,029	10,115,880	30,188,582
Employee expenses	(4,252,315)	(1,839,450)	(2,107,397)	(1,034,770)
Depreciation and amortization	(951,200)	(937,322)	(462,317)	(476,424)
Freight, forwarding and handling expenses	(9,861,688)	(5,684,149)	(3,320,673)	(2,959,869)
Other expenses	(6,457,078)	(5,039,588)	(3,035,481)	(2,127,274)
	$27,412,217	$19,061,210	$17,189,077	$11,627,524
Finance costs	(10,579,446)	(10,658,978)	(5,415,924)	(5,320,478)
Finance income	1,563,146	179,150	778,169	69,983
Other financial items	190,828	361,953	(3,567,810)	(1,907,463)
Profit before tax	$18,586,745	$8,943,335	$8,983,512	$4,469,566
Income tax expense	(4,960,365)	(2,366,989)	(2,703,828)	(1,165,074)

Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
Profit after tax attributable to:
Shareholders of the company	10,904,385	5,287,382	5,023,637	2,656,812
Non-controlling interest	2,721,995	1,288,964	1,256,047	647,680

Earnings per share
Basic and diluted earnings per share (1)	$0.38	$0.18	$0.18	$0.09

(1) Basic and diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period

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Comparison of the Three Months Ended September 30, 2013 and 2012

Revenue

Revenue increased by $28.6 million, or 36.1%, to $108.0 million in the three months ended September 30, 2013 from $79.4 million in the three months ended September 30, 2012. The revenue increase was primarily due to increased sales volume in India and internationally.

During the three months ended September 30, 2013, sales of our Amira branded & third party branded products and institutional sales contributed 71.6% and 28.4% of our revenue respectively, compared to 98.5% and 1.5% in the three months ended September 30, 2012.

Other income

Other income was $57,187 in the three months ended September 30, 2013 compared to $40,703 in the three months ended September 30, 2012. This increase was primarily due to increase in the income derived from export benefits.

Finance income

Finance income was $0.8 million in the three months ended September 30, 2013 compared to $0.07 million in the three months ended September 30, 2012. This increase was primarily due to income earned on funds reserved for our new processing facility pending their utilization.

Cost of materials, including change in inventory of finished goods

Cost of materials increased by $20.8 million, or 34.0%, to $82.0 million in the three months ended September 30, 2013 from $61.2 million in the three months ended September 30, 2012, primarily reflecting the growth in our revenue. As a percentage of revenue, cost of materials decreased to 75.9% in the three months ended September 30, 2013 as compared to 77.1% in the three months ended September 30, 2012, primarily due to improved operating efficiencies and economies of scale.

Employee expenses

Employee expenses increased by $1.1 million, or 103.7%, to $2.1 million in the three months ended September 30, 2013 from $1.0 million in the three months ended September 30, 2012. This increase was primarily due to increases in salaries, wages and allowances, and our hiring of additional professionally qualified employees across functions to support business growth. As a percentage of revenue, employee expenses were 2.0% and 1.3% in each of the three months ended September 30, 2013 and 2012, respectively.

Depreciation and amortization

Depreciation and amortization expense remained approximately the same at $0.5 million in the three months ended September 30, 2013 as compared to $0.5 million in the three months ended September 30, 2012. As a percentage of revenue, depreciation and amortization costs were 0.4% and 0.6% in the three months ended September 30, 2013 and 2012, respectively.

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Freight, forwarding and handling expenses

Freight, forwarding and handling expenses increased by $0.4 million, or 12.2%, to $3.3 million in the three months ended September 30, 2013 from $3.0 million in the three months ended September 30, 2012, primarily reflecting growth in revenue. As a percentage of revenue, freight, forwarding and handling expenses were 3.1% and 3.7% in the three months ended September 30, 2013 and 2012, respectively.

Other expenses

Other expenses increased by $0.9 million, or 42.7%, to $3.0 million in the three months ended September 30, 2013 from $2.1 million in the three months ended September 30, 2012. As a percentage of revenue, other expenses were 2.8% in the three months ended September 30, 2013 as compared to 2.7% in the three months ended September 30, 2012. There was a marginal increase due to growth in our business.

Finance costs

Finance costs were $5.4 million in the three months ended September 30, 2013, as compared to $5.3 million in the three months ended September 30, 2012. As a percentage of revenue, finance costs were 5.0% and 6.7% in the three months ended September 30, 2013 and 2012, respectively. This was primarily due to our use of a portion of the IPO proceeds to pay down a portion of the indebtedness under our secured revolving credit facilities in the 3rd quarter of fiscal 2013.

Other financial items

Other financial items (net cost) increased by $1.7 million, or 87.0%, to $3.6 million in the three months ended September 30, 2013 from $1.9 million in the three months ended September 30, 2012, mainly due to foreign exchange losses from forward contracts that were realized during the period.

Profit before tax

Profit before tax increased by $4.5 million, or 101.0%, to $9.0 million in the three months ended September 30, 2013 from $4.5 million in the three months ended September 30, 2012. This increase was primarily due to an increase in revenue from both our Indian and international markets. Our key strategy of focusing on emerging growth markets supported this growth in profits. Profit before tax as a percentage of revenue increased to 8.3% in the three months ended September 30, 2013 from 5.6% in the three months ended September 30, 2012.

Income tax expense

Corporate tax expense increased by $1.5 million to $2.7 million in the three months ended September 30, 2013 from $1.2 million in the three months ended September 30, 2012. This is in line with the increase in profit before tax. Our tax expense as a percentage of revenue increased to 2.5% in the three months ended September 30, 2013 from 1.5% in the three months ended September 30, 2012. This was primarily due to growth in Indian revenue as compared to last year.

Profit after tax

Profit after tax increased by $3.0 million, or 90.0%, to $6.3 million in the three months ended September 30, 2013 from $3.3 million in the three months ended September 30, 2012, due to the reasons mentioned above. Profit after tax as a percentage of revenue increased to 5.8% in the three months ended September 30, 2013 from 4.2% in the three months ended September 30, 2012.

Comparison of the Six Months Ended September 30, 2013 and 2012

Our results of operations for the six months ended September 30, 2013 and 2012, respectively, were as follows:

Revenue

Revenue increased by $58.8 million, or 36.8%, to $218.3 million in the six months ended September 30, 2013 from $159.5 million in the six months ended September 30, 2012. The revenue increase was primarily due to increased sales volume and price both in India and internationally.

During the six months ended September 30, 2013, sales of our Amira branded & third party branded products and institutional sales contributed 83.9% and 16.1% of our revenue respectively, compared to 97.1% and 2.9% in the six months ended September 30, 2012.

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Other income

Other income marginally increased to $95,063 in the six months ended September 30, 2013 compared to $92,102 in the six months ended September 30, 2012.

Finance income

Finance income was $1.6 million in the six months ended September 30, 2013 compared to $0.2 million in the six months ended September 30, 2012. This increase was primarily due to income earned on funds reserved for our new processing facility pending their utilization.

Other financial items

Other financial items (net income) decreased by $0.2 million, or 47.3%, to $0.2 million in the six months ended September 30, 2013 from $0.4 million in the six months ended September 30, 2012, mainly due to foreign exchange losses from forward contracts that were realized during the period.

Cost of materials, including change in inventory of finished goods

Cost of materials increased by $42.4 million, or 33.4%, to $169.5 million in the six months ended September 30, 2013 from $127.1 million in the six months ended September 30, 2012, primarily reflecting the growth in our revenue. As a percentage of revenue, cost of materials decreased to 77.6% in the six months ended September 30, 2013 as compared to 79.6% in the six months ended September 30, 2012, primarily due to improved operating efficiencies and economies of scale.

Employee expenses

Employee expenses increased by $2.4 million, or 131.2%, to $4.3 million in the six months ended September 30, 2013 from $1.8 million in the six months ended September 30, 2012. This increase was primarily due to increases in salaries, wages and allowances, and our hiring of additional professionally qualified employees across functions to support business growth. As a percentage of revenue, employee expenses were 1.9% and 1.2% in each of the six months ended September 30, 2013 and 2012, respectively.

Depreciation and amortization

Depreciation and amortization expense remained approximately the same at $1.0 million in the six months ended September 30, 2013 as compared to $0.9 million in the six months ended September 30, 2012. As a percentage of revenue, depreciation and amortization costs were 0.4% and 0.6% in the six months ended September 30, 2013 and 2012, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses increased by $4.2 million, or 73.5%, to $9.9 million in the six months ended September 30, 2013 from $5.7 million in the six months ended September 30, 2012, primarily reflecting growth in revenue. As a percentage of revenue, freight, forwarding and handling expenses were 4.5% and 3.6% in the six months ended September 30, 2013 and 2012, respectively. This increase was also due in part to more shipments involving our payment of shipping, insurance and freight cost.

Other expenses

Other expenses increased by $1.4 million, or 28.1%, to $6.5 million in the six months ended September 30, 2013 from $5.0 million in the six months ended September 30, 2012. This increase was consistent with the growth in our business. As a percentage of revenue, other expenses decreased marginally to 3.0% in the six months ended September 30, 2013 from 3.2% in the six months ended September 30, 2012.

Finance costs

Finance costs were $10.6 million in the six months ended September 30, 2013, as compared to $10.7 million in the six months ended September 30, 2012. As a percentage of revenue, finance costs were 4.8% and 6.7% in the six months ended September 30, 2013 and 2012, respectively. This decrease was primarily due to our use of a portion of the IPO proceeds to pay down a portion of the indebtedness under our secured revolving credit facilities in the 3rd quarter of fiscal 2013.

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Profit before tax

Profit before tax increased by $9.6 million, or 107.8%, to $18.6 million in the six months ended September 30, 2013 from $8.9 million in the six months ended September 30, 2012. This increase was primarily due to an increase in revenue from both our Indian and international markets. Our key strategy of focusing on emerging growth markets supported this growth in profits. Profit before tax as a percentage of revenue increased to 8.5% in the six months ended September 30, 2013 from 5.6% in the six months ended September 30, 2012.

Income tax expense

Corporate tax expense increased by $2.6 million to $5.0 million in the six months ended September 30, 2013 from $2.4 million in the six months ended September 30, 2012. This was primarily due to an increase in profit before tax of $9.6 million. Our tax expense as a percentage of revenue increased to 2.3% in the six months ended September 30, 2013 from 1.5% in the six months ended September 30, 2012.

Profit after tax

Profit after tax increased by $7.1 million, or 107.2%, to $13.6 million in the six months ended September 30, 2013 from $6.6 million in the six months ended September 30, 2012, due to the reasons mentioned above. Profit after tax as a percentage of revenue increased to 6.2% in the six months ended September 30, 2013 from 4.1% in the six months ended September 30, 2012.

Liquidity and Capital Resources

As of September 30, 2013, we had debt in the following amounts:

•	secured revolving credit facilities, aggregating $112.4 million;

•	other facilities, aggregating $30.2 million;

•	related party debt, aggregating $1.1 million;

•	term loan facilities (including current portion of long term debt amounting to $1.7 million), aggregating $4.9 million; and

•	vehicle loans (including current portion of vehicle loan amounting to $0.1 million), aggregating $0.2 million.

Following our receipt of approximately $81 million in net proceeds from the IPO on October 15, 2012, we used approximately $52 million of the IPO proceeds to pay down a portion of the indebtedness under our secured revolving credit facilities, because our secured revolving credit facilities are at comparatively higher interest rates. As a result, the weighted average interest rate on secured revolving credit facilities has gone down as on September 30, 2013 as compared to September 30, 2012.

As of September 30, 2013, an aggregate of approximately $13.8 million remained available for drawdown under our existing financing arrangements. Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

The weighted average interest rates for each of the reporting periods were as follows:

	Interest	Six Months Ended September 30, 2013	Year Ended March 31, 2013
Secured revolving credit facilities	Floating Rates of Interest	10.3%	11.6%
Other facilities	Floating Rates of Interest	10.5%	11.1%
Related party debt	Fixed Rate of Interest	11.6%	11.6%
Term loans	Floating Rate of Interest	12.8%	12.9%
Vehicle loan	Fixed Rate of Interest	10.2%	10.7%

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Our secured revolving credit facilities have been provided to us by a consortium of 10 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda and Vijaya Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Anita Daing (a director of Amira India). Mr. Karan A. Chanana and Ms. Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 10 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $176.2 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Daing, who are obligated under the terms of the personal guarantees to make such payment.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Daing in favor of Bank of Baroda and ICICI Bank for amounts not exceeding $1.4 million and $3.6 million, respectively, guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI will indemnify its directors and officers, including Mr. Karan A. Chanana, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s personal guarantees described above.

Under the terms of certain of our loan facilities, Amira India is required to obtain the consent of lenders prior to declaring and paying dividends, and some of its current facilities preclude it from paying cash dividends in the event of default in its repayment obligations. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

•	incur additional indebtedness,

•	effect a change in Amira India’s capital structure,

•	formulate any merger or other similar reorganization such as a scheme of amalgamation,

•	implement a scheme of expansion, diversification, modernization,

•	make investments by way of shares/debentures or lend or advance funds to or place deposits with any other company, except in the normal course of business,

•	create any charge, lien or encumbrance over its assets or any part thereof in favor of any financial institution, bank, company or persons, and

•	make certain changes in management or ownership.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of September 30, 2013, our primary sources of liquidity, aside from our secured revolving credit facilities, were $46.2 million of cash and cash equivalents and short term investments, which deposits are available on demand. Following our receipt of approximately $81 million in net proceeds from the IPO on October 15, 2012, $52 million of the proceeds were used for the repayment of indebtedness, $25 million held in interest bearing deposit with banks, pending the construction of a new processing facility, and $4 million was retained for future operating expenses through 2015 (of which $3.7 million remains as of September 30, 2013 as part of cash and cash equivalents).

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $69.5 million as of September 30, 2013.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short term investments and input tax credit receivables. Our prepayments were $14.4 million as of September 30, 2013.

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We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short- and long term loans will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

Since we are currently a holding company, we do not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends may make it impracticable for us to use such dividends as a means of funding the expenses of ANFI. However, in the event that ANFI requires additional cash resources, we may conduct certain international operations or transactions through ANFI using transfer pricing principles that involve Amira India or its trading affiliates, or seek third-party sources of financing in the form of debt or equity.

The following table sets forth the summary of our cash flows for the periods indicated:

	Six Months Ended September 30,
	2013	2012
	(Amount in $ millions)
Net cash generated from/(used in) operating activities	18.5	(16.8)
Net cash generated from/(used in) investing activities	(0.6)	(0.6)
Net cash generated from/(used in) financing activities	(1.1)	13.5
Effect of exchange rate fluctuations on cash held	(3.9)	(0.3)
Net increase/(decrease) in cash and cash equivalents	13.0	(4.1)
Cash and cash equivalents at beginning of period	33.3	8.4
Cash and cash equivalents at end of period	46.2	4.3

Net Cash Generated From/(Used In) Operating Activities

Net cash generated in operating activities was $18.5 million in the six months ended September 30, 2013 as compared to net cash used of $16.8 million in the six months ended September 30, 2012, primarily due to net cash released from operating assets and liabilities.

Net Cash Generated From/(Used In) Investing Activities

Net cash used in investing activities remained approximately the same at $0.6 million in the six months ended September 30, 2013 as compared to $0.6 million in the six months ended September 30, 2012.

Net Cash Generated From/(Used In) Financing Activities

In the six months ended September 30, 2013, we incurred $8.7 million of additional short term debt and net repaid $0.9 million of long term debt along with interest of $8.9 million on total debt which resulted in net outflow of $1.1 million.

In the six months ended September 30, 2012, we incurred $23.2 million of additional short term debt and repaid $1.0 million of long term debt along with interest of $8.7 million on total debt, which resulted in a net inflow of $13.5 million.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of September 30, 2013, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the presentation of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain.

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Management bases its estimates on historical experience and other assumptions that it believes are reasonable, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We also have other policies that are considered key accounting policies, such as the policy for revenue recognition, expense recognition. However, these other policies, which are discussed in the notes to our audited consolidated financial statements contained in our Annual Report, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our audited consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors. For more information on each of these policies, see “Note 5—Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements contained in our Annual Report.

Foreign currency translation

Our consolidated financial statements are presented in U.S. dollars. Although the functional currency of Amira India, through which we conduct most of our operations, is Rupees, we chose the U.S. dollar as our reporting currency because the functional currency of ANFI is the U.S. dollar, and in order to maintain the comparability of our financial results with other market participants. The functional currencies of ANFI, Amira India and our other direct and indirect subsidiaries have been determined on the basis of the primary economic environment in which each of them operates.

A currency other than the functional currency of such entities is a foreign currency. Foreign currency transactions are translated into the functional currency of respective entity, using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the date of the statement of financial position. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the consolidated income statements. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction.

For purposes of our audited consolidated financial statements, all assets, liabilities and transactions of our direct and indirect subsidiaries with a functional currency other than the U.S. dollar (our reporting currency) are translated into U.S. dollars upon consolidation. The functional currency of those subsidiaries has remained unchanged during the reporting periods.

On consolidation, assets and liabilities have been translated into the U.S. dollar at the closing rate at the statement of financial position date. Income and expenses have been translated into our reporting currency at the average rate over the reporting period. Exchange differences are recognized in “Currency translation reserve” in equity.

Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to us and the revenue can be reliably measured. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and sales tax or duty. Revenue from sale of goods is recognized when the significant risks and rewards of ownership of goods have passed to the buyer, usually upon delivery of goods.

Inventory

Inventory is valued at the lower of cost and net realizable value.

Raw materials, stores and spares, packaging materials and purchased finished goods

Inventory costs are comprised of purchase price, expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any. Cost of closing inventory is determined on a first in first out basis (and includes storage costs and interest as paddy is required to be stored for a substantial period of time for Basmati’s natural ageing process). Storage costs and borrowing costs incurred to store inventory or borrow money to pay for our inventories are added to the costs of closing inventory. Storage costs are incurred because we store Basmati paddy for a substantial period of time prior to sale in order to enhance its value.

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Manufactured finished goods and work in progress

Inventory costs may also include direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of closing inventory includes interest expense (borrowing costs) as Basmati rice is required to be stored for a substantial period of time for the natural ageing process to occur.

Cost of material

Cost of material includes paddy cost, cost of semi-finished rice purchased for further processing and cost of traded goods.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, if any.

An item of property, plant and equipment is no longer recognized upon disposal or when no future economic benefits are expected from its use or disposal. Any resulting gain or loss (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit and loss in the consolidated income statement within “Other Income” in the year the asset is derecognized.

The asset’s residual values, useful lives and methods are reviewed by management, and adjusted if appropriate, at each reporting date. Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by our management. Depreciation is computed using the straight line method of depreciation.

Debt costs

Debt costs primarily comprise interest on our debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other debt costs are expensed in the period in which they are incurred and reported in “Finance costs.”

Cash flow hedges

Changes in fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in consolidated statements of other comprehensive income and held in cash flow hedging reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss in consolidated income statements. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to profit or loss in consolidated income statements upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in profit or loss in our consolidated income statements.

Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in “Share based compensation reserve”.

The share options that we have granted to our employees have been valued indirectly with respect to the fair values of the equity instruments granted, using the Black Scholes valuation model.

Provisions contingent liabilities and contingent assets

Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from us and amounts can be estimated reliably. Timing or the amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that we can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

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Contingent liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized.

Estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and may be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Share Based Payment

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan (the “Plan”). The Plan became effective on October 10, 2012 and is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries. The Plan is administered by the compensation committee of the board of directors.

The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee directors of, and nonemployee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of ANFI and its direct and indirect subsidiaries. A total of 3,962,826 ordinary shares are reserved for issuance under the Plan.

Significant Management Judgments Regarding the Foregoing Financial Statement Elements

Determination of functional currency of individual entities

Following the guidance under IAS 21, the effects of changes in foreign exchange rates, the functional currency of each individual entity is determined to be the currency of the primary economic environment in which the entity operates. We believe that each individual entity’s functional currency reflects the transactions, events and conditions under which the entity conducts its business.

Inventories

The group has elected the accounting policy choice of capitalizing debt cost, as raw material and finished goods are stored for substantial period of time.

IAS 23 Borrowing Cost allows (but does not mandate) us to apply IAS 23 on inventory produced in a large quantity on a repetitive basis. We believe it is more appropriate to apply IAS 23 to the valuation of paddy and rice inventory that is stored for a substantial period of time for the natural ageing process needed for the desired level of quality.

Estimates

Fair value of financial instruments

Management applies valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This requires management to develop estimates and assumptions based on market inputs, using observable data that market participants would use in pricing the instrument. Where such data is not observable, management uses its best estimate.

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Quantitative and Qualitative Disclosure about Market Risks

We are exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. Our risk management is coordinated by our Board of Directors and focuses on securing long term and short term cash flows. We do not engage in trading of financial assets for speculative purposes.

Market Risk Analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. dollars while a significant portion of our costs is in INR.

The exchange rate between the INR and the U.S. dollar (we have significant exposure in U.S. dollars) has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, namely the Euro, however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The below table presents non-derivative financial instruments (denominated in foreign currency) which are exposed to currency risk as of September 30, 2013:

September 30, 2013	U.S. Dollars	Other Currencies
	(Amount in $)
Trade receivables	$13,885,845	$12,182
Intercompany receivables	$31,883,518	$522,818
Cash and cash equivalents	$13,772,207	$19,501
Total	$59,541,570	$554,501

As of September 30, 2013, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the Company would impact our profit before tax by approximately $600,961.

There are no long term exposures in foreign currency denominated financial assets and liabilities as of reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in our Indian subsidiary whose functional currency is the Indian Rupee. All U.S. Dollar forward exchange contracts have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Our U.S.-dollar forward contracts relate to revenue forecasted for fiscal 2013 and 2014. All forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in fiscal 2013 and 2014. The fair values of these financial instruments as of September 30, 2013 and March 31, 2013 were ($8,382,917) and $1,260,512, respectively.

During the three months ended September 30, 2013, a loss of $237,707 and in the three months ended September 30, 2012, a gain of $6,421,589 was recognized in other comprehensive income. As on September 30, 2013, the cumulative loss recorded in equity was $5,525,117 as compared with a cumulative loss of $485,508 as on September 30, 2012.

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During the three months ended September 30, 2013, a loss of $2,722,317 and during the three months ended September 30, 2012, loss of $1,732,009 was reclassified from equity into profit or loss within other financial items.

During three months ended September 30, 2013, an income tax gain of $122,401 and in the three months ended September 30, 2012 an income tax loss of $3,084,130 relating to cash flow hedging reserve was recognized in other comprehensive income/(loss).

Based on expected volatility, we do not expect these foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of September 30, 2013, we had $148.8 million of total indebtedness, of which more than 99% had floating rates of interest. The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, we have assumed a change of 100 basis points in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $0.7 million in the six months ended September 30, 2013.

Price risk sensitivity

We are exposed to price risk in respect of our listed equity securities and investment in mutual funds. These investments are held long term and are designated as available for sale financial assets and therefore do not impact the profit and loss in our consolidated income statement. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

Credit Risk Analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us. Our credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been separately evaluated from all other financial assets in the following paragraphs.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of the age of trade receivables at September 30, 2013 is summarized as follows:

	September 30, 2013
	Gross	Impairment
	(Amount in $)
Not past due	68,489,794
Past due less than three months	776,649
Past due more than three months but not more than six months	51,980
Past due more than six months but not more than one year	118,026
More than one year	205,192	102,207
Total	69,641,641	102,207

Trade receivables are impaired in full when recoverability is considered doubtful based on estimates made by management. We have considered that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

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Receivables from our top five customers amounted to $31.0 million, constituting 44.6% of net trade receivables as at September 30, 2013. Of these, receivables from our top two customers as of September 30, 2013 were $11.4 million and $7.8 million, representing 27.5% of the net receivables as at September 30, 2013. We consider the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other financial assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. We consider the credit quality of deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and we review these banking relationships on an ongoing basis.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets. There are no impairment provisions as at each reporting date against these financial assets. We consider all the above financial assets as at the reporting dates to be of good credit quality.

Liquidity Risk Analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consist mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and managed them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and gratuity.

As at September 30, 2013, our liabilities having contractual maturities are summarized as follows:

	Current		Non-current
September 30, 2013	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt	1,171,825	1,120,954	4,028,897	—
Short term debt	143,727,042	—	—	—
Trade payables	22,057,765	—	—	—
Other current liabilities	3,972,241	—	—	—
Lease obligation	292,899	—	—	—
Total	171,221,772	1,120,954	4,028,897	—

The above contractual maturities reflect the gross cash outflows, not discounted at the current values. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

LEGAL PROCEEDINGS

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past, subject to any legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe will have a significant effect on our financial position or profitability.

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On April 4, 2012, a vessel carrying rice owned by Amira C Foods International DMCC with a market value of approximately $10 million arrived at the Subic Special Economic Zone (“SSEZ”) in the Port of Subic Bay, a free trade zone located in the Republic of the Philippines for purposes of temporary warehousing and trans-shipment. Amira C Foods International DMCC engaged Metro Eastern Trading Corp., or Metro Eastern, a registered “locator,” duly authorized and regulated by the Subic Bay Metropolitan Authority to unload, warehouse, and transship the vessel’s cargo. On May 15, 2012, the Collector of Customs (the “COC”) in the Port of Subic Bay issued a warrant of seizure and detention to Metro Eastern with respect to the shipment alleging violation of certain sections of the Tariff and Customs Code of the Philippines. On June 8, 2012, Amira C Foods International DMCC filed a position paper with the COC as an intervenor, being the legal owner of the goods, arguing that the COC lacks jurisdiction over the goods because they were never imported into the Philippines, but only transshipped into the Port of Subic free trade zone. On June 15, 2012, Amira C Foods International DMCC’s legal counsel received an undated decision from the COC issued against Metro Eastern, upholding the seizure of the rice shipment and forfeiture of the goods to the Philippines on grounds that the shipment was imported into the Philippines without a valid import permit. On June 27, 2012, the rice subject to the warrant was sold to a related party for $11,445,000 under an arrangement that effectively transferred all risks and rewards to the goods without any recourse or further obligation, other than our obligation to make best efforts to assist the purchaser in any regulatory, port and customs clearance required to transship the goods, the cost of which will be borne by the purchaser. Both Metro Eastern and Amira C Foods International DMCC as intervener appealed this decision with the Office of the Commissioner of the Bureau of Customs (“BOC”), and we were notified on October 3, 2012 that this appeal was denied. We believe there are several grounds for this decision to be reversed on appeal, including that all goods located in the SSEZ in the Port of Subic Bay are outside of the legal jurisdiction of the Customs Authority of the Philippines, and that the shipment was landed there solely for purposes of transshipment and not for importation into the Philippines. Accordingly, on October 16, 2012, Amira C Foods International DMCC filed an appeal with the Court of Tax Appeals (“CTA”), contesting the BOC decision on grounds that it was contrary to law and prevailing jurisprudence. We intend to continue seeking the reversal of this decision with the Court of Tax Appeals of the Philippines, and if necessary with higher courts.

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million (approximately $11.66 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the COC, the full bid amount has been delivered to the COC and such amount has been deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods International DMCC.

After several motions for extension, the BOC as represented by the Office of the Solicitor General (“OSG”) filed an answer dated January 4, 2013. In its answer, the OSG essentially reiterated the arguments in assailed Decision dated September 11, 2012 to justify the seizure and forfeiture of the subject rice. We have filed our Motion to Admit Attached Reply dated January 18, 2013 refuting the arguments of the OSG.

The case is currently at the pre-trial stage. To limit the disputed issues that must be subject to proof by the parties, both parties have submitted a Joint Stipulation of Facts. Should the CTA rule against Amira C Foods International DMCC, we intend to appeal the ruling to the higher courts.

Concurrently with the proceedings of the BOC, the Senate of the Philippines conducted fact-finding hearings in support of potential legislation with regard to these events. Protik Guha, our chief operating officer at that time, testified before one such hearing on August 22, 2012. On September 4, 2012, at a hearing that Mr. Guha did not attend, the Senate of the Philippines cited Mr. Guha in contempt for allegedly testifying falsely before the Senate and ordered his detention. This citation is an administrative and not a criminal matter. A motion for reconsideration to lift the contempt citation with accompanying back-up support was filed. However, on October 16, 2012, the Senate Joint Committees denied the motion for reconsideration. Consequently, the warrant for Mr. Guha’s arrest issued by the Senate remains outstanding. Mr. Guha maintains that he did not falsely testify before the Senate and will continue to explore all available legal options. We do not believe that the Senate hearings or its report will have a material effect on our business.

An order dated November 10, 2010 was issued against Amira India by the Department of Commerce, Ministry of Commerce and Industry of the Government of India. This order prohibits Amira India from entering into transactions with certain public sector undertakings, or PSUs, of the Department of Commerce. The basis of the prohibition was the claim that Amira India had appropriated all the profits from the export of non-Basmati rice to Ghana and Comoros, in 2008 and 2009, under a specific relaxation notification issued by the Director General of Foreign Trade while the PSUs were only paid a fixed trading margin of the total value of the export. According to the Government of India, the profits should have inured to the benefit of the PSU, acting as exporter, and Amira India should have merely acted as a shipper. Amira India was alleged to have colluded with PSU employees and the foreign governments to deprive the PSUs of the profits. Amira India appealed this order to the High Court of Delhi and the High Court of Delhi subsequently reversed the order on the grounds that it was issued without a hearing or issuance of a show cause notice. The Department of Commerce responded by issuing a show cause notice in April 2011, providing a hearing to Amira India, and reinstating the prohibition, through an order passed in April 2011. Amira India has challenged the said order by filing another petition before the High Court of Delhi. The matter is pending before the court and is currently at the stage of final arguments. The order also stated that the matter was referred to India’s Central Bureau of Investigation, or CBI. However, Amira India has not received any notice or other requests for information from the CBI as yet. Since the Department of Commerce has not requested monetary damages and we do not currently do business with PSUs, we do not believe that this proceeding will materially affect our business unless the Government of India reinstates the ban against the export of non-Basmati rice other than through the concerned PSUs.

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Further, Amira India is involved in ordinary course government tax audits from time to time, which typically include assessment proceedings carried out in relation to tax returns filed for previous years, which may result in further tax demands by relevant taxation authorities, including the disallowance of certain claimed deductions. The aggregate additional and unpaid tax liability which Amira India may be required to pay, pursuant to such proceedings, is estimated to be approximately $538,810 (INR 33,887,470) excluding any penalties that may be levied by the tax authorities.

On November 23, 2010, Amira India, along with its directors and certain key officials, were subjected to search and survey proceedings by the Indian Income Tax Act Authority under the Indian Income Tax Act, 1961. During the course of these proceedings, the Income Tax authorities took custody of certain records and documents of the company. Amira India received notices from the Indian Income Tax Authority asking management to submit income tax statements for the period beginning April 1, 2004 to March 31, 2012. Subsequently, in the spirit of settlement and to fulfill its procedural obligations under the Indian Income Tax Act, 1961, Amira India filed a petition before the Income Tax Settlement Commission and has paid the tax amounting to $188,784 (INR10,260,000). We do not believe that we will be required to pay any material additional amount as the result of these proceedings.

In August 2011, the DED imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in the UAE, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. While the negotiations are still ongoing, we may not be able to reach a final settlement with Arab & India Spices LLC, which could impair our ability to sell our “Amira” branded products in the UAE. However, this matter has not affected our ability to sell our third-party branded products to the UAE and there is no existing monetary claim against Amira India in this matter.

RISK FACTORS

We are subject to certain risks and uncertainties described below. The risk and uncertainties described below are not the only risk we face. Additional risk and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

Risks Related to Our Business

We face significant competition from both Indian and international producers of Basmati and other rice and other food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition and loyalty, advertising and distribution capability, convenience and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal, Punjab, Jammu and Kashmir, and Rajasthan and in a part of the Punjab region located in Pakistan that enjoys the climatic conditions required to successfully grow Basmati rice. However, a type of rice similar to Basmati rice is also grown and sold as Basmati rice from California and Texas, among other places, and we face competition from producers of these types of rice.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources. Also, since there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and particularly a more organized Basmati market could significantly increase competition with us, which could increase our costs to purchase raw materials, lower selling prices for our products, and reduce our market share and earnings.

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We face risks associated with our international business.

In fiscal 2013, we generated 54.3% of our revenue outside of India, and we expect to increase our international presence over time. We currently have international operations in Malaysia, Singapore, UAE, the United Kingdom and the United States, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;

•	having to comply with various foreign laws, including local labor laws and regulations;

•	the risk of government expropriation of assets;

•	changes in or uncertainties relating to foreign rules and regulations that may harm our ability to sell our products;

•	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;

•	imposition of limitations on or increase in withholding and other taxes on remittances and other payments by foreign subsidiaries or strategic partners;

•	varying and possibly overlapping tax regimes, including the risk that the countries in which we operate will impose taxes on inter-company relationships;

•	economic, political or social instability in foreign countries;

•	risks related to the enforceability of legal agreements and judgments in foreign countries;

•	an inability, or reduced ability, to protect our intellectual property; and

•	the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us, and competition from local players.

For example, in fiscal 2013, a shipment of our rice was recently seized by and deemed to be forfeited to a foreign government in the course of transshipment, and although we have appealed and intend to continue to seek the reversal of this action, we may not succeed. For more information, see “Legal Proceedings.”

We expect that we will begin expanding into our existing and additional target international markets, but our expansion plans may not be realized, and if they are, they may not be successful. We expect each market to have particular regulatory hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our business, reputation and financial condition may be significantly harmed.

We generally do not enter into long term or exclusive supply contracts with most of our Basmati rice and other customers or with our distributors. If we do not receive timely repeat orders from customers, or our distributors are not able or choose not to sell the amounts we usually sell through them, our business may be harmed.

We generally do not enter into long term supply contracts with most of our customers. Our customers instead submit purchase orders from time to time, which are short term commitments for specific quantities of Basmati rice and other products at an agreed price. In addition, we typically complete the paddy procurement process two to six months before we receive purchase orders from customers, forcing us to rely primarily on historical trends, other market indicators and management estimates to predict demand, which is particularly difficult as we expand into new markets. We usually expand our procurement operations based on a trend of historical growth and delivery, but we may not receive purchase orders commensurate with our expanded operations on substantially the same terms, or at all, and we may not get expected repeat orders from our customers. As a result, we may acquire and process significantly more paddy than we can sell as processed rice, which leaves us vulnerable to volatility in market demand, including downturns, and could harm our business and results of operations.

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In addition, we typically do not enter into long term or exclusive arrangements with our distributors. If we are not able to supply our distributors the quantities of our products that we have historically supplied them, they may place orders with and even move some or all of their business permanently to our competitors. In addition, our distributors could change their business practices or seek to modify the terms under which we usually do business with them, including the amount and timing of their payments to us. Further, we rely upon our distributors to assess the demand for our products in their market based on their interactions with retailers and consumers. In the event our distributors are unable to accurately predict the demand for our products, are delayed in placing orders with us for any reason, do not effectively market our products, or choose to market the products of our competitors instead, it could harm our business growth and prospects, financial condition and results of operations. Further, our inability to maintain our existing distributors or to expand our distribution network in line with our growth strategy could harm our business, results of operations and financial condition.

We rely on our one processing and packaging facility and a limited number of third party processing facilities. An interruption in operations at our facility or in such third party processing facilities could prevent or limit our ability to fill orders for our products.

We operate a single processing and packaging facility located in Gurgaon, near New Delhi, India. Any significant disruption at our processing and packaging facility for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, power interruptions or other infrastructure failures, fires, earthquakes, hurricanes, war or other force of nature, could disrupt our supply of our products and significantly harm our results of operations and financial performance. We also heavily depend upon a limited number of third party processing facilities to produce products responsible for substantial portions of our revenue, some of which facilities are owned by our competitors. These third party processing facilities are run by independent entities that are subject to their own unique operational and financial risks, which are out of our control. We have not entered into any agreements with these third party processing facilities, and can provide no assurance that we will be able to use their processing capacity to produce our products. If any of these processors choose not to provide us processing services, we may be required to find and enter into arrangements with one or more replacement processors. Finding alternate processing facilities could involve significant delays and other costs and these sources may not be available to us on reasonable terms or at all. Any disruption of processing or packaging could delay delivery of our products, which could harm our business and financial results and result in lost or deferred revenue.

We may require additional financing in the form of debt or equity to meet our working capital requirements.

Our business has substantial working capital requirements, primarily due to the fact that Basmati rice must be aged for 10 to 14 months before it reaches premium quality. As such, we need to maintain a sufficient stock of Basmati paddy and rice at all times in order to meet processing requirements, which leads to higher inventory holding costs and increased working capital requirements. In addition, we may need additional capital to develop our new processing facility and additional company- managed distribution centers in India and across the world.

Our working capital requirements are largely met by debt incurred under our revolving credit facilities, which we are typically required to renew in a year or less. Sources of financing have historically included commercial banks under such credit facilities and equity investments. If we decide to incur more debt, our interest payment obligations will increase, and we may be subject to additional conditions from lenders, which could place restrictions on how we operate our business and result in reduced cash flows. If we decide to issue equity, the ownership interest of our existing shareholders will be diluted.

We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the second half of fiscal 2008, this uncertainty has increased due to the disruption in the global financial markets, and obtaining additional financing in India has become particularly difficult. For example, due to inflation in India, the Reserve Bank of India has raised interest rates since 2011, which have substantially increased our borrowing costs there. Moreover, restrictions on foreign investment in India may restrict our ability to obtain financing for Amira India. See “—Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations, financial condition and financial performance.” Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our cash flow and financial condition and result in the delay or abandonment of our development plans.

We have incurred a substantial amount of debt. If we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated, which could harm our business and financial condition.

We have incurred a substantial amount of debt totaling $148.8 million and $161.6 million as of September 30, 2013 and March 31, 2013, respectively. The aggregate amount outstanding under our various financing arrangements as of September 30, 2013 was $148.8 million, of which $3.3 million consisted of our long term debt and $145.5 million consisted of our short term debt, comprised primarily of our secured revolving credit facilities.

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We have entered into agreements with certain banks and financial institutions for short term and long term debt, which contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or Amira India’s organizational documents, effecting any merger or consolidation with another company, restructuring or changing the management, declaring or paying dividends, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain lenders to claim funds invested in us by our management or principal shareholders, entering into long term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations. Also, we are required to maintain a current asset coverage ratio (the ratio of the value of our total assets less current liabilities to our total debt outstanding) of at least 1.33 during the term of our secured revolving credit facilities. Certain of our other credit facilities also include various financial covenants, but such facilities are not material. We may not be able to comply with such financial or other terms or be able to obtain the consents from our lenders necessary to take the actions that we believe are required to operate and grow our business. Further, as of September 30, 2013, our outstanding short term debt amounting to $145.5 million, comprising substantially all of our debt, was incurring interest at floating rates. Any upward movements in these interest rates would directly impact the interest costs of such loans and could harm our financial condition. Furthermore, our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our future operations. We may not be able to generate enough cash flow from operations to service our debt. In addition, lenders under our secured credit facilities could foreclose on and sell our assets if we default under these credit facilities.

Any failure to comply with the conditions and covenants in our financing agreements that is not waived by our lenders or guarantors or otherwise cured could lead to a termination of our credit facilities, acceleration of all amounts due under such facilities, or trigger cross-default provisions under certain of our other financing agreements, any of which could harm our financial condition and our ability to conduct and implement our business plans.

Our inability to effectively manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly in recent years and we expect to continue experiencing significant growth in the number of our employees and the scope of our operations. To effectively manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial and reporting systems and expand our facilities. We expect that all of these measures will require significant expenditures and will demand the attention of management. Our failure to manage our growth effectively may result in our over or under-investing in our operations, weaknesses in our infrastructure, systems and controls, and operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditure and may divert financial resources from other projects, such as the development of new products. In addition, our new processing facility is not expected to be operational until fiscal 2015 at the earliest. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

Any decline in the market price of Basmati rice during the time it is held for aging may harm our results of operations.

The Basmati rice industry is cyclical and is dependent on the results of the Basmati paddy harvest, which occurs for only seven months in the year (September to March). We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age. Our Basmati rice is sold at least 10 to 14 months after it has been harvested and generally commands a price premium. As a result, we typically allow our paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it. If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover or generate the same margins from our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition.

The price we charge for our Basmati rice depends largely on the prevailing wholesale market price. Lower market prices may harm our financial results.

The wholesale price of Basmati rice has a significant impact on our profits. The wholesale price of Basmati rice is affected by factors including weather, government policies such as changes in minimum support prices and minimum export prices, prices of other staples, seasonal cycles, pest and disease problems, and balance of demand and supply. Further, the Basmati rice industry in India is highly fragmented and the pricing power of individual companies is limited. In early 2008, due to uncertainty concerning the amount of export duty to be imposed by the Government of India, Basmati rice prices increased from approximately $1,000 per metric ton to almost $2,000 per metric ton in a span of a few months, as buyers increased purchases ahead of the implementation of this tax. For instance, our revenue increased substantially in fiscal 2009 as compared to fiscal 2008, in large part due to this increase. In May 2008, the Government of India announced a 20% export duty, which removed the uncertainty around the amount of this tax, and by mid-June 2008, Basmati rice prices decreased and settled at approximately $1,200 to $1,500 per metric ton, until June 2012; since then they have again started to increase and are ranging at approximately $1,500 to $1,600 per metric ton. Any prolonged decrease in Basmati rice prices could harm our business and results of operations. Currently, we are not able to hedge against such price risks since Basmati rice futures are not actively traded on any commodities exchange.

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The Government of India has previously banned the export of certain of our products, and future changes in its regulation of our sales to international markets may harm our business and financial performance.

While we currently produce all our products in India, we generated 54.3% of our revenue in fiscal 2013 from products we sold outside of India, which are subject to the Government of India’s export controls. Our business and financial performance could be harmed by unfavorable changes in or interpretations of existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice is not permitted for export from India, and so could at any time increase the prices at which we may sell our products outside India. While the MEP for Basmati rice was terminated in July 2012, the Government of India may in the future reinstitute an MEP for Basmati rice. Any such increase in, or in the case of Basmati rice, reinstitution of, the MEP above our current prices could decrease our international sales and harm our business and results of operations and any other duties or tariffs, adverse changes in export policy, or other export restrictions enacted by the Government of India and related to our international business could harm our business and financial condition.

We derived 33.4% of our total revenue from our top five customers and distributors in fiscal 2013 and the loss of the revenue from such customers would harm our business, results of operations and financial conditions.

Our top five customers and distributors accounted for 33.4%, 46.4% and 50.5% of our total revenue for fiscal 2013, 2012 and 2011, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long term supply contracts with these customers and our business and results of operations would be harmed if we are unable to maintain or further develop our relationships with our key customers and distributors. The loss of a key customer or a number of key customers or distributors may harm our financial conditions and results of operations. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, may harm our sales.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or Sanctions Targets. We will not use any proceeds, directly or indirectly, from our IPO to fund any activities or business with any Sanctions Target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers have included private customers in Iran, Syria and other countries in the region. Iran and Syria are Sanctions Targets. For the year ended March 31, 2013, our indirect sales to private companies in Iran and Syria represented approximately 0.8% of our total revenue. Amira India has also made a limited number of immaterial direct sales of rice to private customers in Iran and Syria. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license that was issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe our historical activities were conducted in compliance with applicable U.S. Economic Sanctions Laws in all material respects, however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We do not intend to conduct future activities or transact business with any Sanctions Target, that are not permitted under current laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations and our policy on sales to Sanction Targets may change. If our policy changes, our sales to Sanction Targets will be conducted in compliance with all applicable law.

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We are also subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contain similar prohibitions, although varying in both scope and jurisdiction. Although our U.S. subsidiary only transacts business in the U.S., we operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, which may negatively impact our results of operations.

We have adopted and are currently in the process of implementing formal controls and procedures to ensure that we are in compliance with OFAC and the FCPA and similar laws, regulations and sanctions. The execution of such controls and procedures could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. and Indian laws and regulations as well as foreign laws). A violation of these laws and regulations, or even an alleged violation, could harm our reputation and cause some of our U.S. investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some U.S. institutional investors might forego the purchase of our ordinary shares, all of which may negatively impact the trading prices of our ordinary shares.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati and other products in India and across the world. This will not only require some customization of our products to different geographical markets having distinct tastes and preferences, but may also cause us to implement new sales strategies and practices. The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations. In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat snacks or efforts to further penetrate Indian modern retail and international markets, or realize the anticipated benefits from such initiatives, and any unforeseen costs or losses could harm our business and reputation, profitability and financial condition.

We rely on agents to procure sufficient Basmati paddy of the proper quality for our processing requirements.

We are largely dependent on agents known as “pucca artiyas” who are authorized to make purchases of paddy in the organized and government regulated agricultural produce markets in India known as “mandis.” These agents may not be able to procure the quantities required for our business while maintaining our quality standards. We have adopted standard operating procedures with respect to purchases, which include training and monitoring the performance of these agents, but we have no direct control over their purchasing activities. Any failure by these agents to deliver the right quantities or quality of paddy at the right price could harm our results of operations and financial condition. In addition, we typically enter into oral, non-binding agreements with these agents for the services they provide, and we may not be able to maintain these arrangements on substantially the same terms, if at all, which could harm our business, results of operations and financial condition.

In addition, despite the trend of consolidation in the market for Basmati rice in India in recent years, the paddy market remains relatively fragmented and includes organized and unorganized suppliers such as small family owned businesses. Accordingly, we expect this fragmentation to continue for the foreseeable future. These smaller companies may not be able to maintain a required flow of paddy should our volume requirements rapidly increase. If we are unable to buy sufficient paddy which meets our quality requirements for our business from these agents, we may not be able to process and sell as much finished rice as we planned or promised to our customers, which could harm our reputation with these customers, our business and our results of operations.

Our operations and growth plans may be affected by the general availability of paddy, which can be reduced by adverse weather, disease and pests and over-farming of farmland.

Although Basmati rice is not entirely dependent upon a successful monsoon, Basmati and other paddy production can be harmed by the consistent failure of monsoons in India, extreme flooding or by other natural calamities or adverse weather. There is also the possibility that farmers currently growing paddy may shift their efforts toward the production of other crops, resulting in a drop in paddy production. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Production is also vulnerable to crop diseases and pest infestations, which may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, leaf blight, sheath blight, smut, blast, rice tango virus and stern borer are the major pests that affect our suppliers’ production. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. The available technologies to control such diseases and infestations may not continue to be effective. In addition, the continued use of intensive irrigated rice-based cropping systems in producing Basmati paddy may cause deterioration of soil health and productivity. Any of these risks can impact the availability and current and future cost of paddy. The future growth of our business is dependent upon our ability to procure quality paddy on a timely basis. We may not be able to procure all of our paddy requirements, and our failure to do so would harm our business, results of operations and financial condition.

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Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and we may be affected by natural disasters in the future.

Our proposed development of a new processing facility is subject to various risks and it may not be completed as planned or on schedule.

As part of our growth strategy, we intend to use approximately $25 million from the net proceeds of our IPO and $64 million in total over the next three years to develop a new processing facility in India. Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, completion delays due to the need to find an appropriate location for the facility at acceptable costs, a lack of required equipment, permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, and increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans. If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

Loss of key personnel or our inability to attract and retain additional key personnel could impair our ability to execute our growth strategies, harm our product development efforts, and delay our launch of new products.

Our business involves operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in many areas necessary for our operations. While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team, or operational or product development employees, or the failure to attract and retain additional such employees, could slow our execution of our business strategies, including expansion into new target markets, and our development and commercialization of new products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, the resulting staffing constraints will harm our ability to expand, satisfy customer demands for our products, and develop new products. Competition for such personnel from numerous companies may limit our ability to attract and retain them on acceptable terms, or at all, and we have no “key person” insurance to protect us from such losses. Any of our employees may terminate their employment on two months’ notice or payment of their salary for such period.

Our inability to meet the consistent quality requirements of our customers or our inability to accurately predict and successfully adapt to changes in market demand could reduce demand for our products and harm our sales.

Our results of operations and projected growth, are largely dependent upon the demand for Basmati rice and our other food products in the Indian and international markets. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends, macroeconomic factors such as the condition of the economy and the level of consumer confidence. We are also subject to various policies of the countries or regions where our customers are located, such as in the EU, relating to the quantity, quality, characteristics and variety of the Basmati rice and other food products sold to such countries, which may be upgraded or changed from time to time. Consumer preferences often change over time, and if we are not able to anticipate, identify or develop and market products that respond to changes in consumer preferences, demand for our products may decline. Our international customers often require that all the food we sell matches their quality standards and conduct sample checks on our products. The results from their sample checks may not reflect the quality of the rice we deliver to them, and the rice we sell to them may not comply with their quality specifications or requirements. If our customers’ sample checks identify any deficiencies in our rice, they will generally have the right to return the entire batch we sold to them. We must, on a regular basis, keep pace with the preferences and quality requirements of our Indian and international customers, invest continuously in new technology and processes to provide the desired quality product, and continually monitor and adapt to the changing market demand. Any such change in preferences or our inability to meet the consistent quality requirements of our customers could harm our business, results of operation and financial condition.

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A significant portion of our income is derived from our international sales of Basmati rice, which may be dependent upon the economies and the governments of the key countries to which we sell and the policies passed by the Indian government, and any unfavorable change in such economies, governments or policies may harm our business.

We sell Basmati rice to customers worldwide and significant portions of our international sales are to Asia Pacific, EMEA and North America. We plan to expand our international operations into additional countries in the near future. For fiscal 2013, our international revenue accounted for 54.3% of our total revenue. If there is an economic slowdown or other factors that affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders significantly, which may in turn lower the demand for our products and harm our revenue and profitability. Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change in EU standards on the level of isoprothiolane content in Basmati rice in September 2008 led to a significant overall decrease in sales of Basmati rice to the EU, which standards reverted back to the formerly lower standard in November 2012.

In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by the respective governments, or any duties, pre-conditions or ban imposed by countries to which our products are sold, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business, results of operations and financial condition. Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, or a reduction in import subsidies, partial or total expropriation, and the risks of war, terrorism and other civil disturbances in our international markets for which we presently do not carry any adequate insurance coverage.

We may also be subject to certain sanctions imposed on, or reductions in import subsidies by the countries or regions where our international customers are located. Further, we provide credit to our customers in connection with most of our international sales of Basmati rice, so if any sanctions are imposed on the countries to which we sell, our collection of international receivables may be significantly delayed. Import subsidies may be removed by, and international sanctions may be imposed on, any Basmati importing countries in the future, and we may have reduced sales or not be able to collect from all sales made there on a credit basis, which could harm our business, results of operations and financial condition.

Water or power shortage or other utility supply issues in India could disrupt our processing and significantly harm our business, financial position and results of operations.

Our processing requires a continual supply of utilities such as water and electricity. Our processing facility, and most of our storage and distribution facilities are located in India, and the Indian authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business, financial condition and results of operations.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs and the risk of potential claims and regulatory actions.

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been recent focus in the United States on the potential levels of arsenic in rice and the Food and Drug Administration (the “FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In June 2013, the US FDA included all Indian rice exports on an import alert. This enables the FDA to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. The U.S. Environmental Protection Agency (EPA), which establishes the Maximum Residue Limit (MRL) for pesticide residue allowed in food imported into the U.S., is yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests. In its absence, if even 0.01 parts per million (PPM) are detected in any rice shipments into the U.S., they will be rejected. We are vigorously pursuing the removal of our name from the import alert, including representations from the Indian authorities. This FDA action has not materially affected our business or results of operations since its publication because our sales of Basmati rice in the United States have been limited, representing approximately 1.6% in fiscal 2013. However, the action may limit our growth in the U.S. till the matter is resolved and there can be no assurance as to what additional measures, if any, may be taken by the FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damages to human health.

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Our suppliers’ business is susceptible to potential climate change globally and in India.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation by our suppliers may not entirely mitigate such negative effects. All of our paddy and raw materials for our other products are grown in tropical and subtropical areas. As a result, all of our suppliers’ production is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our suppliers’ crop production, which may significantly harm our business, results of operations and financial condition.

Our insurance policies may not protect us against all potential losses, which could harm our business and results of operations.

Operating our business involves many risks, which, if not adequately insured, could harm our business and results of operations.

We believe that the extent of our insurance coverage is consistent with industry practice. Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments and marine cargo, including transit cover covering certain employees, office premises and consignments of rice. In addition, the inventory stored at our processing facility and warehouses is insured against fire and other perils such as earthquake, burglary and floods, and we have fire and allied perils insurance coverage for business interruptions at our milling facility. However, any claim under the insurance policies maintained by us may be subject to certain exceptions, may not be honored fully, in part, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur. For instance, a majority of our inventory consists of paddy and rice. In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such inventory and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations and cause our quarterly results to fluctuate.

Our operating expenses are denominated primarily in Indian Rupees, however, 54.3% of our total revenue for fiscal 2013 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our other results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past year, which may impact our results of operations in future periods. Any amounts we spend in order to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations.

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We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We are subject to a variety of federal, state, and local environmental laws and regulations in India and in the other locations in which we operate. Although we have implemented safety procedures to comply with these laws and regulations, we cannot be sure that our safety measures are compliant or capable of eliminating the risk of accidental injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes. Environmental proceedings have been initiated against Amira India before the District Court, Gurgaon, India alleging Amira India’s failure to make proper arrangements for the disposal of ash and straw byproducts of our rice processing operations and causing air and noise pollution. While we have taken corrective measures and have since obtained renewal of approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water Act (Prevention and Control of Pollution) Act, 1974, similar allegations or legal proceedings may be initiated against us in the future in relation to non-compliance with applicable environmental laws. The current approvals are valid until March 31, 2016.

Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities, and the scope and nature of these regulations will likely be different from country to country. Environmental laws could become more stringent over time, requiring us to change our operations, or imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could significantly harm our financial condition or operating results.

In the ordinary course of business, we may become subject to lawsuits or indemnity claims, including those related to product contamination and product liability, which could significantly harm our business and results of operations.

From time to time, we may, in the ordinary course of business, be named as a defendant in lawsuits, claims and other legal proceedings. For example, we are currently involved in legal proceedings before the High Court of Delhi regarding a prohibition placed on us by the Department of Commerce, Ministry of Commerce and Industry of the Government of India, and we are also involved in certain proceedings in the Philippines. For more information, see “Legal Proceedings.” These actions may seek, among other things, compensation for alleged personal injury, worker’s compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, or civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably for amounts exceeding our accrued liability, or are otherwise significant, the outcome could harm our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could harm our liquidity.

In addition, the distribution and sale of our products involve an inherent risk of product liability claims and product recalls if our products become adulterated or misbranded, as well as any associated adverse publicity. Our products may contain undetected impurities or toxins that are not discovered until after the products have been consumed by customers. For instance, our products are subject to tampering and to contamination risks, such as mold, bacteria, insects and other pests. This could result in claims from our customers or others, or in a significant product recall, which could damage our business and reputation and involve significant costs to correct. In addition, contracts with our customers can be cancelled or products refunded as a result of these events. We may also be sued for defects resulting from errors of our commercial partners or unrelated third parties, and any product liability claim brought against us, regardless of its merit, or product recall could result in material expense, divert management’s attention, and harm our business, reputation and consumer confidence in our products.

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Adverse conditions in the global economy and disruption of financial markets may prevent the successful development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

As a global company, we are subject to the risks arising from adverse changes in global economic and market conditions. The worldwide economy has been experiencing significant economic turbulence, and global credit and capital markets have experienced substantial volatility and disruption. These adverse conditions and general concerns about the fundamental soundness of Indian and international economies could limit our existing and potential partners’ and suppliers’ ability or willingness to invest in new technologies or capital. Moreover, these economic and market conditions could negatively impact our current and prospective customers’ ability or desire to purchase and pay for our products, or negatively impact our operating costs or the prices for our products. Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of various sectors which do not include the food industry may reduce the resources available for government grants and related funding that could assist our expansion plans or otherwise benefit us. Any one of these events, and continuation or further deterioration of these financial and macroeconomic conditions, could prevent the successful and timely development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

We rely on certifications by industry standards-setting bodies.

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally-recognized certifications. We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and a SQF Certificate. In addition, we have received certifications from BRC Global Standards, the FDA, and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India. We incur significant costs and expenses, including any necessary upgrades to our manufacturing facilities, associated with maintaining these certifications. If we fail to maintain any of our certifications, our business may be harmed because our customers that require them may stop purchasing some or all of our products.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore it may not be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting food companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2013, 45.7% of our revenue was derived from sales in India. The CIA World Factbook estimates that consumer inflation in India was 12.0% in 2010, 8.9% in 2011 and 9.3% in 2012. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly over the past few years, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our financial condition and results of operations.

India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed.

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India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of September 30, 2013, we employed 439 persons to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our operating results and financial condition.

We rely upon independent third party transportation providers for substantially all shipments through our supply chain and are subject to increased shipping costs as well as the potential inability of our third party transportation providers to deliver on a timely basis.

We currently rely upon a network of independent third party transportation providers for substantially all of our shipments of paddy and rice to storage, processing, packaging and distribution facilities, and from distribution facilities to market, and these shipments are primarily made by trucks. Our use of these delivery services for our shipments is subject to many risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact our shippers’ ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could delay deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third party transportation providers which in turn would increase our costs.

Improper storage, processing and handling of our paddy or rice may cause damage to our inventories and, as a result, harm our business and results of operations.

We typically store paddy in covered warehouses, or in bags placed on raised platforms, or plinths, out in the open, and processed rice in covered warehouses. In the event our paddy is not appropriately stored, handled and processed, spoilage may reduce the quality of the paddy and the resulting processed rice. Even if paddy is appropriately stored in plinths out in the open, above-average rains may still harm the quality and value of paddy stored in this manner. In addition, the occurrence of any mistakes or leakage in the rice storage process may harm the yield, quality and value of our rice, leading to lower revenue.

Stringent labor laws may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize. We may also experience labor unrest in the future, which may delay or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. For instance, in May 2005, certain workers at our processing facility declared a strike to demand higher wages and enhanced labor policies, and to protest certain workforce reductions. The strike was called off in 2006, but certain of such workers’ claims are currently pending adjudication before the Gurgaon Labour Court and the outcome of such adjudication may not be favorable to us. We also depend on third party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business and results of our operations.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, and although some restrictions on foreign investment and borrowing from foreign persons have been relaxed in recent years, these regulations and restrictions may still apply to acquisitions by us or our affiliates, including Amira Mauritius and other affiliates which are not resident in India, of shares in Indian companies, or the provision of funding by us or any other entity which is not resident in India to Amira India.

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Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the pricing guidelines and reporting requirements specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements, or falls under any of the exceptions referred to above, then the prior approval of the Reserve Bank of India will be required. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

Further, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned and controlled by non-resident entities. Upon the completion of the IPO and the concurrent share subscription, a majority of Amira India’s equity shares are directly held by Amira Mauritius, which is considered a non-resident entity under applicable Indian laws. Accordingly, any downstream investment by Amira India into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy.

While we believe that these regulations will not materially impact our operations in India, these requirements, which currently include minimum valuations for Indian company shares and restrictions on sources of funding for such investments, may restrict our ability to make further equity investments in India, including through Amira Mauritius and Amira India.

Terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business, results of operations and financial condition. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our ordinary shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries, particularly Amira India, which we do not wholly own, therefore which will not pay us 100% of any dividend it declares, and whose ability to declare and pay dividends is restricted by loan covenants and Indian law.

We are a holding company with no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of Amira India’s current loans, it will be required to obtain the consent of certain lenders prior to declaring and paying dividends and its current loan facilities preclude it from paying cash dividends in the event it is in default of its repayment obligations. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors.

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Amira India does not intend to pay dividends to its shareholders, including Amira Mauritius, in the foreseeable future, and even if we decided it should, given the restrictions on paying dividends under Indian law, Amira India may not have sufficient profits in any year or accumulated profits to permit payment of dividends to its shareholders. We do not own 100% of Amira India and therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates. Although we believe that ANFI will have sufficient funds to fund its expenses for the foreseeable future, it may not be practicable for us to use dividends from Amira India to provide ANFI with funds for its expenses, and we can provide no assurance that ANFI will not require more funds than we originally expect for expenses.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the Securities and Exchange Commission determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of our current fiscal year, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any January 31 before the end of that five-year period, we would cease to be an emerging growth company as of the following July 31. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and investors in our securities may not have the same protections afforded to shareholders of such companies.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify and report as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the Securities and Exchange Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, for the fiscal years ending on or after December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are permitted to take advantage of certain exemptions to the corporate governance requirements of the New York Stock Exchange. This may afford less protection to holders of our ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange. As a foreign private issuer, we may elect to follow certain home country corporate governance practices in lieu of certain New York Stock Exchange requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each significant New York Stock Exchange requirement with which it does not comply followed by a description of its applicable home country practice.

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In addition, we are a controlled company, or a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As a controlled company, we are exempt from complying with certain corporate governance requirements of the New York Stock Exchange. A foreign private issuer is required to disclose in its annual report that it is a controlled company and the basis for that determination.

As a company incorporated in the BVI and listed on the New York Stock Exchange, we intend to meet the New York Stock Exchange’s requirements without making use of the above-mentioned exemptions. However, in the future we may rely on certain exemptions. Such practices may afford less protection to holders of our ordinary shares.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our portion of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our portion of the assets of our 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries during our taxable year ended March 31, 2013, we do not believe that we will be treated as a PFIC for such year or in the foreseeable future. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

Insiders have substantial control over us, and their combined voting power of our ordinary shares and our Chairman and Chief Executive Officer’s direct and indirect equity interests in Amira India may give rise to conflicts of interest with our public shareholders.

Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 68.7% of the outstanding ordinary shares of ANFI. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our board of directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the BVI, or our voluntary liquidation. As a result, they can cause, delay or prevent a change of control of, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders an opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, Mr. Karan A. Chanana and certain of his affiliates, including various companies controlled by him and direct members of his family, hold a significant minority equity interest in Amira India, through which we conduct almost all our operations. These shareholders may have conflicting interests with our public shareholders. For example, if Amira India indirectly makes distributions to us, Mr. Karan A. Chanana and these affiliates will also be entitled to receive distributions pro rata in accordance with their percentage ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Karan A. Chanana and these affiliates even where no similar ramifications would accrue to us or our public shareholders.

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If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 20-F for the year ending March 31, 2014. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F for the year ending March 31, 2018, or if earlier, on our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company or become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Lack of experience as officers of publicly-traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act will require us to obtain in connection with the first annual report we publicly file after the earlier of the fifth anniversary of our IPO or our determination that we no longer qualify as an “emerging growth company” under the JOBS Act.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may harm our business.

The success of our business, in part, depends on our continued ability to use the “Amira” name and other intellectual property in order to increase awareness of the “Amira” name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name and other intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We also distribute our Amira branded products in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira branded products or certain portions or applications of our Amira branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name could decrease, which could harm our business and results of operations.

For example, in August 2011, the Department of Economic Development, Dubai (the “DED”), imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in the UAE, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. While the negotiations are still ongoing, there is no existing monetary claim against Amira India in this matter and this matter has not affected our ability to sell our third-party branded products in the UAE. However, we may not be able to reach a final settlement with Arab & India Spices LLC, which could impair our ability to sell our “Amira” branded products in the UAE.

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We have also initiated legal proceedings against certain parties for infringement of our intellectual property rights. For instance, Amira India has filed multiple legal proceedings before various courts and forums in India against a number of third parties for infringement of the trademarks “Amira” and “Guru.” Amira India has successfully sought injunctive relief, against a party from deceptively using our trademark “Guru” in one of the cases and in some cases has sought rectification of the register of trademarks, to restrain the third parties from using any mark or label that is identical or deceptively similar to Amira India’s registered trademarks.

In the future, additional litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could harm our business and results of operations.

We will incur increased costs as a result of being a public company.

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, particularly after we no longer qualify as an “emerging growth company.” In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Use of Proceeds

On October 15, 2012, we completed an IPO of our ordinary shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-183612), which became effective on October 10, 2012. UBS Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers, Jefferies & Company, Inc. acted as lead manager and KeyBanc Capital Markets Inc. acted as co-manager for the IPO. An aggregate of 9,000,000 ordinary shares were sold in the IPO at a price of $10.00 per share less underwriting discounts and commissions of $0.70 per share, for aggregate gross proceeds before expenses of $83,700,000. We paid for expenses in connection with the IPO (excluding underwriting discounts and commissions) totaling approximately $2.7 million. We used approximately $77 million of the net proceeds to fund the purchase of equity shares of Amira India pursuant to the subscription agreement contemporaneously with the completion of the IPO, Amira India has used $52 million to pay down a portion of the indebtedness under our secured revolving credit facilities, because the secured revolving credit facilities bear interest at comparatively higher rates. Additionally, Amira India intends to use approximately $25 million to partially fund the development of a new processing facility. Pending construction of the facility, such funds are being held in short term interest bearing fixed deposits with banks. At the completion of the IPO we retained $4 million of the net proceeds in ANFI to fund its future operating expenses through 2015, and after paying New York Stock Exchange listing fees and director compensation, $3.7 million of this amount remains available as of September 30, 2013.

DEFAULTS UPON SENIOR SECURITIES

None.

OTHER EVENTS

On November 11, 2013, we issued a press release announcing our quarterly results for the period ended September 30, 2013. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. On the same day, we held an earnings call to discuss our quarterly results. A copy of the transcript for the earnings call is attached as Exhibit 99.2 and is incorporated by reference herein. The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

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We make reference to non-IFRS financial information in both the press release and the earnings call. A reconciliation of these non-IFRS financial measures to the comparable IFRS financial measures is contained in the press release attached hereto.

Exhibits
99.1	Press Release, dated November 11, 2013
99.2	Earnings Call Transcript, dated November 11, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer

Dated: November 13, 2013

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